UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SYNAGEVA BIOPHARMA CORP.

(Name of Subject Company)

SYNAGEVA BIOPHARMA CORP.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87159A103

(CUSIP Number of Common Stock)

Sanj K. Patel

President & Chief Executive Officer

Synageva BioPharma Corp.

33 Hayden Avenue

Lexington, Massachusetts 02421

(781) 357-9900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on

Behalf of the Person(s) Filing Statement)

With copies to:

Paul M. Kinsella	Matthew G. Hurd
Ropes & Gray LLP	Krishna Veeraraghavan
Prudential Tower	Sullivan & Cromwell LLP
800 Boylston Street	125 Broad Street
Boston, Massachusetts 02199	New York, NY 10004
(617) 951-7000	(212)558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a)	Name and Address.

The name of the subject company is Synageva BioPharma Corp., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 33 Hayden Avenue, Lexington, Massachusetts 02421, and the telephone number of its principal executive offices is (781) 357-9900.

(b)	Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.001 per share (the “Shares” and each, a “Share”). As of May 15, 2015, there were 37,225,329 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a)	Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above.

(b)	Tender Offer.

This Schedule 14D-9 relates to the exchange offer by Pulsar Merger Sub Inc., a Delaware corporation (“Offeror”) and a direct wholly owned subsidiary of Alexion Pharmaceuticals, Inc., a Delaware corporation (“Alexion”), to acquire all of the outstanding Shares in exchange for each Share validly tendered and not properly withdrawn, consideration in the form of:

•	$115.00 in cash (the “Cash Consideration”); and

•	0.6581 shares of Alexion common stock, plus cash in lieu of fractional shares (the “Stock Consideration”);

in each case, without interest, but subject to any required withholding of taxes (such consideration as it may be amended from time to time pursuant to the terms of the Transaction Agreement (as defined below), the “Transaction Consideration”), and upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange, dated May 22, 2015 (the “Prospectus/Offer to Exchange”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Prospectus/Offer to Exchange, and together with any amendments or supplements thereto, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Alexion and Offeror with the Securities and Exchange Commission (the “SEC”) on May 22, 2015 and in the Prospectus/Offer to Exchange, which is part of a Registration Statement on Form S-4 filed by Alexion with the SEC on May 22, 2015. The Prospectus/Offer to Exchange and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

The Offer is being made pursuant to the Agreement and Plan of Reorganization, dated as of May 5, 2015, by and among Alexion, Offeror, Galaxy Merger Sub LLC, a Delaware limited liability company and direct wholly owned subsidiary of Alexion (“Merger Sub”) and the Company (the “Transaction Agreement”). The Transaction Agreement has been filed herewith as Exhibit (e)(1) and is incorporated herein by reference. The Transaction Agreement is summarized under the caption “Transaction Agreement” of the Prospectus/Offer to Exchange.

The Transaction Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware (“DGCL”), Offeror will be merged with and into the Company (the “First Merger”), with the Company continuing as the surviving corporation (the “First Surviving Corporation”) as a wholly owned subsidiary of Alexion. Because the First Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the First Merger. At the effective time of the First Merger (the “Effective Time”), each outstanding Share (other than (i) Shares owned by Alexion, Offeror or the Company or any direct or indirect wholly owned subsidiary of Alexion or the Company, including all Shares held by the Company as treasury stock, or (ii) Shares that are held by any stockholder who is entitled to demand and properly demands appraisal pursuant to, and who complies in all respects with the provisions of, Section 262 of the DGCL with respect to such Shares) will be converted into the right to receive the Transaction Consideration from Offeror (the “Merger Consideration”).

Alternatively, if any of the conditions to the Offer are not yet satisfied as of any scheduled expiration date of the Offer occurring after July 12, 2015, Alexion may elect to cause the termination of the Offer and seek to instead effect the First Merger through a “long-form” merger governed by Section 251(c) of the DGCL, and accordingly a vote of the Company’s stockholders will be required to consummate the First Merger. If the Offer is terminated and the parties instead propose to effect the transactions through a long-form merger, the Company will convene a meeting of the Company stockholders to seek their approval of the Transaction Agreement.

Regardless of whether the First Merger is completed with or without a stockholder vote, immediately following the First Merger, the First Surviving Corporation will merge with and into Merger Sub, with Merger Sub surviving such second merger (the “Second Merger”, together with the First Merger, the “Mergers”, and Merger Sub thereafter, the “Surviving Company”). As a result of the Second Merger, the Surviving Company will be converted from a corporation into a limited liability company. It is intended that the Offer and the Mergers, taken to together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Please read the discussion under the caption “Material U.S. Federal Income Tax Consequences” in the Prospectus/Offer to Exchange.

Alexion formed Offeror and Merger Sub in connection with the Transaction Agreement, the Offer and the Mergers. The Schedule TO states that the principal executive offices of each of Alexion, Offeror and Merger Sub are located at 352 Knotter Drive, Cheshire, Connecticut 06410.

The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, at the end of June 19, 2015, subject to extension in certain circumstances as required or permitted by the Transaction Agreement, the SEC or applicable law.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Prospectus/Offer to Exchange.

Information relating to the Offer, including this Schedule 14D-9 and related documents, can be found on the SEC’s website, www.sec.gov, or on the Company’s website at www.synageva.com. Alexion and Offeror have filed the Schedule TO and the Prospectus/Offer to Exchange on the SEC’s website.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth in this Schedule 14D-9 or in the excerpts from the Company’s 2015 Definitive Proxy Statement, dated April 28, 2015 (the “2015 Proxy Statement”), filed as Exhibit (e)(2) to this Schedule 14D-9 (and incorporated by reference into this Item 3), as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Alexion, Offeror or their respective executive officers, directors or affiliates. For further information with respect to these matters, see the 2015 Proxy Statement under the headings: “Beneficial Ownership of Common Stock”; “Executive Compensation”; “Summary Compensation Table”; “2014 Grants of Plan-Based Awards”;

“Outstanding Equity Awards at 2014 Fiscal Year-End”; “Option Exercises and Stock Vested For Fiscal 2014”; “Retirement Benefits”; “Potential Payments Upon Termination or Change of Control”; “Securities Authorized for Issuance Under Equity Compensation Plans”; “Director Compensation For Fiscal 2014”; and “Certain Relationships and Related Party Transactions.”

(a)	Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

The following is a discussion of all material agreements, arrangements, understandings and any actual or potential conflicts of interest between the Company and its executive officers, directors and affiliates that relate to the Offer and the Mergers.

Interests of Certain Persons

Certain members of management and the Company’s board of directors (the “Company Board”) may be deemed to have certain interests in the Offer and Mergers that are different from or in addition to the interests of the Company’s stockholders generally. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in determining to approve the Offer and the Mergers.

For further information with respect to the arrangements between the Company and its named executive officers, see the information included in Item 8 under the heading “Additional Information — Golden Parachute Compensation,” which is incorporated by reference herein.

Consideration for Common Stock, Stock Options and Restricted Stock Units In Connection with the Offer and Mergers

Consideration for Common Stock

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same consideration for their Shares on the same terms and conditions as the other stockholders of the Company. As agreed by Alexion under the terms of the Transaction Agreement, if the Mergers are consummated, any Shares held of record or beneficially owned by a director or executive officer that are not tendered into the Offer will be converted into the right to receive the Transaction Consideration at the Effective Time.

The approximate value of the cash payments and the number of shares of Alexion common stock that each director and executive officer of the Company would receive in exchange for his or her Shares in the Offer if they were to tender their Shares is set forth in the table below. Each holder of a Share who would otherwise be entitled to receive a fraction of a share of Alexion common stock under the Transaction Agreement in respect of a Share will be paid an amount in cash (without interest) equal to (x) such fractional part of a share of Alexion common stock multiplied by (y) the average of the closing prices per share of Alexion common stock on the Nasdaq Global Select Market, as reported in the New York City edition of The Wall Street Journal (or, if not reported thereby, as reported in another authoritative source) for the ten full trading days ending on the third business day prior to the date on which the Mergers close (the “Parent Trading Price”), rounded down to the nearest one-hundredth of a cent. This information is based on the number of Shares held by the Company’s directors and executive officers as of May 21, 2015, a price per share of Alexion common stock of $161.50 (which is the average closing price of a share of common stock of Alexion on the Nasdaq Global Select Market over the first five business days following May 6, 2015, the date on which the execution of the Transaction Agreement was first publicly announced) and an assumed Parent Trading Price of $161.50, for the calculation of cash in lieu of fractional shares. The amounts set forth in the table below are as calculated before any taxes that may be due on such amounts are paid.

Name of Executive Officer or Director	Number of Shares Owned	Cash Consideration for Shares Owned ($)(2)	Number of Shares of Alexion Common Stock Received for Shares Owned	Total Value of Shares Owned ($)(3)
Felix J. Baker (1)	11,804,394	1,357,505,422	7,768,471	2,612,129,025
Robert Bazemore	—	—	—	—
Stephen R. Biggar	102	11,750	67	22,571
Carsten Boess	—	—	—	—
Stephen R. Davis	—	—	—	—
Thomas R. Malley	46,901	5,393,704	30,865	10,378,463
Sanj K. Patel	1,031	118,646	678	228,144
Barry Quart	—	—	—	—
Anthony G. Quinn	5,637	648,370	3,709	1,247,381
Thomas J. Tisch	751,995	86,479,572	494,887	166,404,812
Glen Williams	468	53,980	307	103,561
Peter Wirth	—	—	—	—

(1)	Includes 11,648,182 Shares owned by investment funds advised by Baker Bros. Advisors LP, 12,250 Shares received upon the exercise of stock options issued to Dr. Baker and Julian Baker in each of their capacities as directors of the predecessor to the Company and for which, pursuant to the policies of Baker Bros. Advisors LP, they do not have the right to their pecuniary interest of such Shares, and 143,462 Shares owned by FBB Associates. Dr. Baker has shared voting and investment power over such Shares and disclaims beneficial ownership of such Shares except to the extent of his pecuniary interests therein.
(2)	Includes cash for fractional shares of Alexion common stock, calculated based on an assumed Parent Trading Price of $161.50 (which is the average closing price of a share of common stock of Alexion on the Nasdaq Global Select Market over the first five business days following May 6, 2015, the date on which the execution of the Transaction Agreement was first publicly announced).
(3)	Includes the cash consideration to be received for Shares owned and the aggregate value of the Alexion stock to be exchanged for Shares owned based on a price per share of Alexion common stock of $161.50 (which is the average closing price of a share of common stock of Alexion on the Nasdaq Global Select Market over the first five business days following May 6, 2015, the date on which the execution of the Transaction Agreement was first publicly announced).

Consideration for Stock Options

As agreed by Alexion under the terms of the Transaction Agreement, if the Mergers are consummated, the vesting of all options to acquire Shares (each, a “Stock Option”) outstanding immediately prior to Effective Time, whether held by directors, executive officers or other employees, will accelerate, such that the Stock Options will become fully vested and cancelled, and the holders thereof will be entitled to receive (without interest) an amount in cash and shares of Alexion common stock equal to (i) the Cash Consideration and the Stock Consideration each multiplied by a number of Shares based on the intrinsic spread value of such Stock Option, based on a $230.00 stock price divided by (ii) $230.00, with the cash portion of such amount rounded down to the nearest cent and with the portion of such amount payable in shares of Alexion common stock rounded down to the nearest one thousandth of a share. Each holder of a Stock Option who would otherwise be entitled to receive a fraction of a share of Alexion common stock under the Transaction Agreement in respect of a Stock Option (after aggregating all of the consideration due with respect to all Shares underlying such Stock Option) will be paid an amount in cash (without interest) equal to (x) such fractional part of a share of Alexion common stock multiplied by (y) Parent Trading Price, rounded down to the nearest cent. Any such consideration will be paid less applicable taxes, which will be deducted first from the cash portion of the consideration payable in respect of the Stock Options. Any Stock Option with a per-Share exercise price that equals or exceeds $230.00 will be cancelled without any consideration therefor.

The approximate value of the cash payments and the number of shares of Alexion common stock that each director and executive officer of the Company will receive in exchange for his or her Stock Options (assuming that each such director and executive officer does not otherwise exercise any outstanding and vested Stock Options prior to the Effective Time) is set forth in the table below. This information is based on the number of Stock Options held by the Company’s directors and executive officers as of May 21, 2015 and a price per share of Alexion common stock of $161.50 (which is the average closing price of a share of common stock of Alexion on the Nasdaq Global Select Market over the first five business days following May 6, 2015, the date on which the execution of the Transaction Agreement was first publicly announced) and an assumed Parent Trading Price of $161.50, for the calculation of cash in lieu of fractional shares. The amounts set forth in the table below are as calculated before any taxes that may be due on such amounts are paid.

Name of Executive Officer or Director	Number of Shares Subject to Vested Stock Option	Cash Consideration for Vested Stock Options ($)(1)	Number of Shares of Alexion Common Stock Received for Vested Stock Options	Number of Shares Subject to Unvested Stock Options	Cash Consideration for Unvested Stock Options ($)(1)	Number of Shares of Alexion Common Stock Received for Vested Stock Options	Total Value of Stock Options ($) (2)
Felix J. Baker	52,622	5,107,991	29,231	628	46,990	269	9,919,281
Robert Bazemore	—	—	—	50,000	4,172,250	23,876	8,028,297
Stephen R. Biggar	36,872	3,487,722	19,959	628	46,990	269	6,801,539
Carsten Boess	37,950	3,821,891	21,871	80,209	6,835,240	39,115	20,506,586
Stephen R. Davis	52,872	5,179,247	29,639	628	46,990	269	10,056,393
Thomas R. Malley	44,298	4,338,119	24,825	628	46,990	269	8,437,884
Sanj K. Patel	298,049	29,602,837	169,405	256,515	22,172,050	126,882	99,625,898
Barry Quart	29,248	2,772,324	15,865	628	46,990	269	5,424,959
Anthony G. Quinn	107,832	11,330,632	64,841	89,839	7,699,049	44,059	36,617,156
Thomas J. Tisch	28,538	2,566,026	14,684	1,462	125,912	721	5,179,860
Glen Williams	1	95	1	80,001	6,564,500	37,566	12,631,687
Peter Wirth	28,538	2,566,026	14,684	1,462	125,912	721	5,179,860

(1)	Includes cash for fractional shares of Alexion common stock, calculated based on an assumed Parent Trading Price of $161.50 (which is the average closing price of a share of common stock of Alexion on the Nasdaq Global Select Market over the first five business days following May 6, 2015, the date on which the execution of the Transaction Agreement was first publicly announced).
(2)	Includes the cash consideration to be received for Stock Options and the aggregate value of the Alexion common stock to be received for Stock Options based on a price per share of Alexion common stock of $161.50 (which is the average closing price of a share of common stock of Alexion on the Nasdaq Global Select Market over the first five business days following May 6, 2015, the date on which the execution of the Transaction Agreement was first publicly announced).

Consideration for Restricted Stock Units

As agreed by Alexion under the terms of the Transaction Agreement, if the Mergers are consummated under the terms of the Transaction Agreement, the vesting of all restricted stock units (“RSUs”) outstanding immediately prior to the Effective Time other than the “Rolled 2015 RSUs Award” (as defined below), whether held by directors, executive officers or other employees will be accelerated, such that all such RSUs will become fully vested and be cancelled, and the holders thereof will be entitled to receive (without interest) an amount in cash and a number of shares of Alexion common stock equal to the Transaction Consideration in respect of each

Share subject to such RSUs outstanding immediately prior to the Effective Time. Any such consideration will be paid less applicable taxes, which will be deducted first from the cash portion of the consideration payable in respect of the RSUs.

With respect to one half of each RSU award that is granted after the signing of the Transaction Agreement (such portion of the award, the “Rolled 2015 RSUs Award”) that is outstanding immediately prior to the Effective Time, such Rolled 2015 RSUs Award will be converted into a restricted stock unit award in respect of Alexion common stock, with the number of shares of Alexion common stock underlying such converted award determined by multiplying (x) the number of Shares subject to such Rolled 2015 RSUs Award by (y) the sum of (1) the Stock Consideration and (2) the quotient of the Cash Consideration, divided by the Parent Trading Price, with each converted award to continue to be subject to the same terms and conditions as were applicable to the related Rolled 2015 RSU Award immediately prior to the Effective Time (including accelerated vesting upon a termination without “cause” or resignation for “good reason” within two years following the Effective Time). The other half of each RSU award that is granted after the signing of the Transaction Agreement will be treated as provided in the immediately preceding paragraph.

As of the date of this Schedule 14D-9, no RSU awards have been granted after the signing of the Transaction Agreement. However, as agreed by Alexion under the terms of the Transaction Agreement, during the period between the signing of the Transaction Agreement and the Effective Date, the Company may grant RSU awards covering an aggregate number of Shares not to exceed 395,652 Shares (which was determined by dividing $91,000,000 by $230,000). As agreed by Alexion and the Company, the allocation of such awards is to be reasonably consistent with the Company’s past practice with respect to its normal annual grant cycle, and the Company must provide to Alexion, a reasonable time in advance of the date that the Company proposes to grant such awards in respect of its normal annual grant cycle, a schedule of the awards that are proposed to be made for each level of employee. Except as otherwise provided in this section, such RSU awards will vest, subject to the applicable employee’s continued service, (x) 25% on the first anniversary of the applicable grant date and (y) 12.5% per six months thereafter (such that the award will be 100% vested on the fourth anniversary of the grant date). The Company’s executive officers are expected to receive grants under this pool, but no grants have been made as of the date of this Schedule 14D-9. Once made, any such grants will be treated as provided in the two immediately preceding paragraphs.

As of May 21, 2015, Mr. Bazemore was the only executive officer who held any RSUs. None of the Company’s other executive officers or non-employee directors held any RSUs as of such date. Based on the 30,000 RSUs held by Mr. Bazemore as of May 21, 2015, and assuming that the Effective Time occurs on May 21, 2015, he will receive $3,450,000 in cash consideration and 19,743 shares of Alexion common stock, resulting in an aggregate value of $6,638,534 (based on a price per share of Alexion common stock of $161.50, which is the average closing price of a share of common stock of Alexion on the Nasdaq Global Select Market over the first five business days following May 6, 2015, the date on which the execution of the Transaction Agreement was first publicly announced, and an assumed Parent Trading Price of $161.50 for the calculation of cash in lieu of fractional shares). The amounts in the preceding sentence are calculated before any taxes that may be due on such amounts are paid.

Summary of Equity-Related Payments Resulting from the Offer and the Mergers

The following table sets forth the approximate amount of payments and the number of shares of Alexion common stock that each director and executive officer of the Company is entitled to receive in connection with the consummation of the Offer and Mergers as a result of the Company equity interests held by each director and executive officer as of May 21, 2015. The table does not include any payments the executive officers may be entitled to if the employment of executive officers is terminated in connection with the Offer. Such payments are detailed below in the section entitled “Employment Agreements and Severance Payments.”

Name of Executive Officer or Director	Value of Shares Owned ($)	Value of Stock Options ($)	Value of RSUs ($)(2)	Total Value of Equity ($)
Felix J. Baker (1)	2,612,129,025	9,919,281	—	2,622,048,306
Robert Bazemore	—	8,028,297	6,638,534	14,666,831
Stephen R.Biggar	22,571	6,801,539	—	6,824,110
Carsten Boess	—	20,506,586	—	20,506,586
Stephen R. Davis	—	10,056,393	—	10,056,393
Thomas R. Malley	10,378,463	8,437,884	—	18,816,347
Sanj K. Patel	228,144	99,625,898	—	99,625,898
Barry Quart	—	5,424,959	—	5,424,959
Anthony G. Quinn	1,247,381	36,617,156	—	37,864,536
Thomas J. Tisch	166,404,812	5,179,860	—	171,584,672
Glen Williams	103,561	12,631,678	—	12,735,239
Peter Wirth	—	5,179,860	—	5,179,860

(1)	Includes 11,648,182 Shares owned by investment funds advised by Baker Bros. Advisors LP, 12,250 Shares received upon the exercise of stock options issued to Dr. Baker and Julian Baker in each of their capacities as directors of the predecessor to the Company and for which, pursuant to the policies of Baker Bros. Advisors LP, they do not have the right to their pecuniary interest of such Shares, and 143,462 Shares owned by FBB Associates. Dr. Baker has shared voting and investment power over such Shares and disclaims beneficial ownership of such Shares except to the extent of his pecuniary interests therein.
(2)	As discussed under “—Consideration for Restricted Stock Units” above, the Company’s executive officers are expected to receive grants of RSUs between the signing of the Transaction Agreement and the Effective Date. However, as of the date of this Schedule 14D-9, no such grants have been made. Accordingly, they are not reflected in this table.

Treatment of the Company’s 2014 Employee Stock Purchase Plan

Each outstanding offering period under the Company’s 2014 Employee Stock Purchase Plan (the “ESPP”) that is in progress as of the date of the execution of the Transaction Agreement will terminate, and all accumulated contributions to purchase Company common stock under the ESPP will be used to purchase Company common stock, on the earlier of (x) the scheduled purchase date for such offering period, and (y) the date that is seven business days prior to the acceptance time of the Offer or, if the Offer has been terminated, the Effective Time. Only current participants in the ESPP may continue to participate in the ESPP and no participant may increase payroll deductions from those in effect at the time the Transaction Agreement was executed. The Company will suspend the commencement of any future offering periods under the ESPP unless and until the Transaction Agreement is terminated, and the ESPP will terminate prior to the time Offeror accepts Shares for payment in the Offer (with any participant payroll deductions not applied to the purchase of Company common stock under the ESPP returned to the applicable participant). The Company currently expects that the final offering period under the ESPP will be the currently-outstanding offering period, which is expected to end on June 30, 2015.

As of May 5, 2015, assuming that the acceptance time of the Offer or, if the Offer is terminated, the Effective Time has not occurred prior to June 30, 2015 and assuming that the executive officers do not withdraw from the current offering period and a purchase price of $78.87 (which is equal to 85% of the fair market value of a Share at the beginning of the applicable offering period), approximately 54 Shares would be purchased by Mr. Williams and 41 Shares would be purchased by Dr. Quinn at the end of the current offering period on June 30, 2015. None of the Company’s other executive officers or non-employee directors currently participate in the ESPP.

Employment Agreements and Severance Payments

The Company previously entered into employment agreements with each of Mr. Patel, Mr. Boess, Mr. Bazemore, Dr. Quinn and Mr. Williams.

Under the employment agreement with Mr. Patel, if the Company terminates Mr. Patel’s employment without “cause” or he resigns for “good reason” during the 12 months following a change of control, which includes the transactions contemplated by the Transaction Agreement, Mr. Patel will be entitled to the following severance: (i) a lump sum equal to 24 months of his base salary plus two times his target annual cash bonus; (ii) a pro-rata share of his target annual cash bonus for the year in which the termination occurs; and (iii) a one-time bonus of twenty-five thousand dollars ($25,000).

If the Company terminates the employment of Mr. Bazemore, Mr. Boess, Dr. Quinn or Mr. Williams without “cause” during the 12 months following a change of control, which includes the transactions contemplated by the Transaction Agreement, the executive will receive (i) cash severance payable in a lump sum equal to 12 months of his base salary; (ii) a lump sum payment equal to the target annual cash bonus for the year in which the termination occurs; and (iii) a one-time bonus of sixteen thousand five hundred dollars ($16,500).

The employment agreements also provide for non-competition and non-solicitation covenants for 18 months following a termination of employment for Mr. Patel and for 24 months following a termination of employment for the other executive officers. The executives are subject to a Section 280G “net better cutback” and are not entitled to a Section 280G gross-up. The executive officers’ stock option award agreements provide that any “golden parachute” payments subject to the excise tax imposed by Section 4999 of the Code, as amended, will be reduced to the maximum amount that does not trigger the “golden parachute” excise tax unless the executive officer would be better off (on an after-tax basis) receiving all payments and benefits due and paying all applicable excise and income taxes. Accordingly, certain payments and/or benefits contingent on the Mergers that may be made to any such executive officer may be reduced.

Definitions of Cause. Under the employment agreements, “cause” means: (i) gross negligence or willful misconduct in the performance of the executive’s duties to the Company, where such gross negligence or willful misconduct has resulted in material damage to the Company or any of its affiliates or successors; (ii) commission of any act of fraud, embezzlement or professional dishonesty with respect to the Company or any of its affiliates; (iii) commission of a felony or crime involving moral turpitude; (iv) material breach of any provision of the executive’s employment agreement or any other written agreement between such executive and the Company; or (v) failure to comply with lawful directives of the Company Board, in the case of Mr. Patel, or of the CEO, in the case of the other executives, which has caused damage to the Company or any of its affiliates or successors.

Definition of Good Reason. Under Mr. Patel’s employment agreement, Mr. Patel would be entitled to terminate his employment for “good reason” if any of the following events occur without his written consent: (i) the assignment to him of duties materially inconsistent with his title, position, status, reporting relationships, authority, duties or responsibilities; (ii) any action by the Company which results in a diminution in his title, position, status, reporting relationships, authority, duties or responsibilities, other than insubstantial or inadvertent actions not taken in bad faith which are remedied by the Company promptly after receipt of notice thereof given by Mr. Patel; (iii) a requirement that he relocate his primary reporting location to a location more than 50 miles from the location of the Company’s offices in Lexington, Massachusetts; (iv) any failure by the Company to comply with certain provisions of his employment agreement, other than insubstantial or inadvertent failures not in bad faith which are remedied by the Company promptly after receipt of notice thereof given by Mr. Patel; (v) a material diminution in the budget over which he has responsibility; or (vi) a breach by the Company of any written agreement between the Company and Mr. Patel.

Indemnification of Executive Officers and Directors

The Transaction Agreement provides that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto in favor of each present and former director or officer of the Company, when acting in their capacity as such (collectively, the “Company Indemnified Parties”), existing on the date of the Transaction Agreement or as at such time provided in the Company’s certificate of incorporation or bylaws or any indemnification agreements between the Company and such Company Indemnified Party, will survive and continue in full force and effect for a period of six years after the Effective Time.

The Transaction Agreement also provides that from and after the Effective Time, the First Surviving Corporation and the Surviving Company will indemnify and hold harmless, to the fullest extent permitted by applicable law, each Company Indemnified Party against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such individual’s service as a director or officer of the Company prior to or at the Effective Time. The First Surviving Corporation and the Surviving Company will also advance funds in respect of each Company Indemnified Party as incurred and to the fullest extent permitted by applicable law; provided that such Company Indemnified Party undertakes to repay such advances if it is finally determined that such person was not entitled to indemnification.

Prior to the Effective Time, the Company will obtain and fully pay the premium for directors and officers liability insurance and fiduciary liability insurance with a claims reporting or discovery period of at least six years after the Effective Time, with terms and conditions at least as favorable as the Company’s existing policies. If the Company fails to obtain such “tail” policy, then for six years after the Effective Time, the Surviving Company must either maintain in effect the insurance and indemnification policy of the Company in effect as of the date of the Transaction Agreement or obtain an alternative insurance and indemnification policy, in each case with terms and conditions at least as favorable as the Company’s existing policies, provided that the Surviving Company will not be required to pay annual premiums in excess of 300% of the premiums paid by the Company as of the date of the Transaction Agreement.

The foregoing summary of the indemnification of executive officers and directors and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Transaction Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Executive Officer and Director Arrangements Following the Mergers

As of the date of this Schedule 14D-9, none of the Company’s current executive officers have entered into any agreement with Alexion, the Company or their respective affiliates regarding employment with Alexion, the Company or their respective affiliates after the First Effective Time, although it is possible that Alexion, the Company or their respective affiliates may enter into employment or other arrangements with the Company’s executive officers in the future.

In connection with the Mergers, Alexion will appoint Felix J. Baker to Alexion’s board of directors. Dr. Baker will receive compensation on the same basis as other non-employee directors of Alexion.

Effect of the Transaction Agreement on Employee Benefits

The Transaction Agreement provides that for the period from the Effective Time until the second anniversary of the Effective Time, Alexion will provide, or will cause the Surviving Company to provide, to each employee of the Company or its subsidiaries who continues to be employed by Alexion, the Surviving Company or any of their respective subsidiaries following the Effective Time (“Company Employees”) with (i) annual target cash compensation (in the form of base salary and annual target bonus opportunity) which is no less than that provided to such Company Employee immediately prior to the Effective Time, (ii) employee benefits that are no less favorable in the aggregate than employee benefits provided to similarly situated employees of Alexion and its subsidiaries, (iii) in respect of each of fiscal year 2015 and fiscal year 2016, an equity-based incentive compensation opportunity that is no less favorable than that provided to similarly situated employees of Alexion and its subsidiaries and (iv) severance benefits under a broad-based severance policy or plan that are no less favorable than the severance benefits under a broad-based severance policy or plan provided to similarly situated employees of Alexion and its subsidiaries; it being understood that the Company Employees may commence participation in Alexion’s compensation and benefit plans on different dates following the Effective Time with respect to different compensation and benefit plans.

Alexion will, or will cause the Surviving Company to, cause any employee benefit plans sponsored or maintained by Alexion, the Surviving Company or their subsidiaries in which the Company Employees are eligible to participate following the date upon which the Mergers are consummated (collectively, the “Post-Closing Plans”) to recognize the service of each Company Employee with the Company and its subsidiaries and their respective predecessors prior to the Effective Time for purposes of eligibility, vesting and benefit accrual (including, but not limited to, vacation and other paid time off credit) under such Post-Closing Plans, to the same extent such service was recognized immediately prior to the Effective Time under a comparable Company benefit plan in which such Company Employee was eligible to participate immediately prior to the Effective Time; provided that such recognition of service will not (i) apply for purposes of any defined benefit retirement plan or plan that provides retiree welfare benefits, (ii) operate to duplicate any benefits of a Company Employee with respect to the same period of service, (iii) apply for purposes of any plan, program or arrangement (x) under which similarly situated employees of Alexion and its subsidiaries do not receive credit for prior service or (y) that is grandfathered or frozen, either with respect to level of benefits or participation. With respect to any Post-Closing Plan that provides medical, dental, pharmaceutical or vision insurance benefits, for the plan year in which such Company Employee is first eligible to participate, Alexion will use commercially reasonable efforts to cause any pre-existing condition limitations or eligibility waiting periods or actively-at-work requirements under such plan to be waived with respect to such Company Employee to the extent such limitation would have been waived or satisfied under the comparable Company benefit plan in which such Company Employee participated immediately prior to the Effective Time, and credit each Company Employee for an amount equal to any medical, dental, pharmaceutical or vision expenses incurred by such Company Employee in the year that includes the date on which the Mergers close (or, if later, the year in which such Company Employee is first eligible to participate in such Post-Closing Plan, if applicable) for purposes of any applicable deductible, coinsurance and annual out-of-pocket expense requirements under any such Post-Closing Plan to the extent such expenses would have been credited under the comparable Company benefit plan in which such Company Employee participated immediately prior to the Effective Time.

If the Effective Time occurs during calendar year 2015, each participant in a Company annual cash incentive compensation plan who was a participant as of immediately prior to May 5, 2015 and who remains employed with Alexion or its subsidiaries (including the Surviving Company) through December 31, 2015 and receives at least a “meets expectations” or equivalent performance rating under the applicable incentive plan, will receive, at the time that bonuses are normally paid pursuant to the applicable incentive plan, an annual cash incentive payment in respect of the 2015 fiscal year under the incentive plan, equal to the higher of (i) the cash bonus payable at the target level of performance (at 100% funding) under the applicable incentive plan (the “Target 2015 Bonus”) and (ii) the actual level of performance achieved with respect to the 2015 fiscal year, as determined in accordance with the terms of the applicable incentive plan; provided that if a participant’s employment is terminated without cause on or following the Effective Time and on or prior to December 31, 2015, such participant will receive a pro-rated portion of his or her Target 2015 Bonus, with such proration determined as required under the terms of a given Company benefit plan or otherwise in accordance with Alexion’s severance plan.

The Company will terminate its 401(k) plan(s) as of the day immediately preceding the Effective Time if Alexion provides timely written notice requesting such termination in accordance with the Transaction Agreement.

Section 16 Matters

Pursuant to the Transaction Agreement, Alexion and the Company will take all steps as may be required to cause any dispositions of all Shares (including derivative securities with respect to Shares) or acquisitions of shares of Alexion common stock (including derivative securities with respect to Alexion common stock) resulting from the Mergers and Offer by each individual who is subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to the Company or will become subject to such reporting requirements with respect to Alexion, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

Pursuant to the Transaction Agreement, the compensation committee of the Company Board, at a meeting to be held prior to the time Offeror accepts the Shares for payment, will duly adopt resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (i) each employment compensation, severance and other employee benefit plans of the Company presented to the compensation committee, (ii) the treatment of the Company stock awards in accordance with the terms set forth in the Transaction Agreement, and (iii) the applicable terms of the Transaction Agreement. In addition, the compensation committee of the Company Board will take all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to the foregoing arrangements.

(b)	Arrangements with Offeror and Alexion.

Transaction Agreement

The summary of the Transaction Agreement contained in the section of the Prospectus/Offer to Exchange entitled “The Transaction Agreement” filed as Exhibit (a)(1)(A) hereto and the description of the conditions of the Offer contained in the section of the Prospectus/Offer to Exchange entitled “The Transaction Agreement—Conditions to the Transaction—Conditions to the Offer” are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Transaction Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Transaction Agreement governs the contractual rights between the Company, Alexion, Offeror and Merger Sub in relation to the Offer and the Mergers. The Transaction Agreement has been filed as an exhibit to this Schedule 14D-9 to provide you with information regarding the terms of the Transaction Agreement and is not intended to modify or supplement any factual disclosures about the Company or Alexion in the Company’s or Alexion’s public reports filed with the SEC. In particular, the Transaction Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or Alexion. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Offeror may have the right not to consummate the Offer, or a party may have the right to terminate the Transaction Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders.

Voting and Support Agreements

Simultaneously with the execution and delivery of the Transaction Agreement, Thomas J. Tisch, a director of the Company, and investment funds advised by an adviser affiliated with Felix J. Baker, a director of the

Company, entered into voting and support agreements (the “Voting and Support Agreements”) with Alexion and Offeror, pursuant to which, among other things and subject to the terms and conditions therein, such stockholders agreed to vote all Shares beneficially owned by such stockholders, representing approximately 33.36% of the outstanding Shares of the Company, in favor of the adoption of the Transaction Agreement and the approval of the transactions contemplated by the Transaction Agreement, including the First Merger, and any other matter necessary to consummate such transactions, and not to vote in favor of, or tender their Shares into, any competing offer or takeover proposal. Each Voting and Support Agreement terminates automatically, among other things, upon the termination of the Transaction Agreement.

Confidentiality Agreement

On March 9, 2015, the Company and Alexion entered into a confidentiality agreement, pursuant to which the Alexion agreed to keep confidential certain information furnished to Alexion concerning the Company’s business in connection with the evaluation of a possible transaction between Alexion and the Company and to use such information solely for the purpose of evaluating, negotiating and, if applicable, consummating the transaction. On April 22, 2015, the Company and Alexion entered into a confidentiality agreement, pursuant to which the Company agreed to keep confidential certain information furnished to the Company concerning Alexion’s business in connection with the evaluation of a possible transaction between Alexion and the Company and to use such information solely for the purpose of evaluating, negotiating and, if applicable, consummating the transaction. On April 27, 2015, the Company and Alexion entered into an intellectual property common interest agreement in which the Company and Alexion reaffirmed a mutual common legal interest with respect to a possible transaction and the Company and Alexion agreed to keep confidential certain privileged information furnished to Alexion, in connection with the evaluation or pursuit of a possible transaction between Alexion and the Company.

Item 4.	The Solicitation or Recommendation.

(a)	Recommendation of the Company Board.

After consideration, including review of the terms and conditions of the Offer in consultation with the Company’s management, as well as the Company’s financial and legal advisors, the Company Board, by unanimous vote at a meeting on May 5, 2015, (a) determined that the Offer and the Mergers are fair to, and in the best interests of, the Company and its stockholders, (b) approved, declared advisable and adopted the Transaction Agreement and (c) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares in the Offer.

Accordingly, for the reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Offeror pursuant to the Offer.

(b)	Background and Reasons for the Company Board’s Recommendation.

Background of the Offer

The Company Board, with the assistance of the Company’s senior management, has regularly reviewed the Company’s research and development activities relating to its product candidates, the potential for commercializing its product candidates, and the strategic alternatives available to the Company to maximize stockholder value. As part of this review, the Company Board has periodically considered whether the continued execution of the Compnay’s business strategy as a standalone company, or a possible license or sale of assets to, or a business combination with, a third party would provide the best avenue to enhance stockholder value. In January 2015, the Company raised approximately $308.7 million in a public offering of Shares to help fund the Company’s expected cash needs as an independent entity. Investment funds advised by an adviser affiliated with Dr. Baker purchased 1,000,000 Shares in the January 2015 public offering.

Alexion has advised the Company that the Board of Directors of Alexion (the “Alexion Board”), with the assistance of Alexion’s senior management, has regularly reviewed opportunities for expanding Alexion’s metabolic rare disease franchise and pipeline, including by acquisition of development stage companies. Alexion has advised the Company that for the reasons described in the section of the Prospectus/Offer to Exchange entitled “—Alexion’s Reasons for the Transactions”, during these reviews Alexion had identified the Company as a potential acquisition opportunity. Alexion has advised the Company that on February 16, 2015, the Alexion Board met telephonically, together with members of Alexion’s senior management and representatives of Lazard, Alexion’s financial advisor, and Wachtell, Lipton, Rosen & Katz, Alexion’s external mergers and acquisitions counsel (“Wachtell Lipton”), to discuss the possibility of making an acquisition proposal for the Company. Alexion has advised the Company that, as a result of this meeting, the Alexion Board authorized Alexion’s senior management to communicate to the Company Alexion’s interest in acquiring the Company for $175 per share (“Alexion’s $175 Proposal”). Alexion has advised the Company that, in addition to this meeting, the Alexion Board met, telephonically or in person, together with members of Alexion’s senior management and representatives of its financial and legal advisors, in advance of each subsequent proposal made to the Company and in advance of final approval of the Transaction Agreement on May 5, 2015, to discuss the status of the transaction, receive presentations from management and the external advisors, and to provide guidance to Alexion’s senior management, including Dr. Leonard Bell and Mr. David Hallal, and during the negotiation of the Transaction Agreement, to Alexion’s legal and financial advisors. At the time, Dr. Bell was Alexion’s Chief Executive Officer and was and continues to serve as Chairman of the Alexion Board. Mr. Hallal, who at the time was Alexion’s Chief Operating Officer and Chief Executive Officer-elect, became Alexion’s Chief Executive Officer on April 1, 2015.

On February 18, 2015, Dr. Bell telephoned Dr. Felix Baker, Chairman of the Company Board, to communicate Alexion’s $175 Proposal, which represented a premium of approximately 77.0% to the Company’s closing price on February 17, 2015, a premium of approximately 61.7% to the Company’s volume-weighted average closing price for the 30 days ended February 17, 2015 and a premium of approximately 44.7% to the Company’s all-time high closing price. Later on February 18, 2015, Dr. Bell telephoned Mr. Sanj K. Patel, the Company’s President and Chief Executive Officer, to discuss Alexion’s $175 Proposal. Dr. Baker and Mr. Patel thereafter contacted the Company’s external legal and financial advisors regarding Alexion’s $175 Proposal. Following the February 18, 2015 calls with Dr. Baker and Mr. Patel, Dr. Bell sent Dr. Baker a letter dated that same day confirming Alexion’s $175 Proposal, which Dr. Baker distributed to the members of the Company Board. In the letter, Alexion invited a member of the Company Board to serve on the Alexion Board following completion of the transaction between the parties.

On February 21, 2015, the Company Board held a meeting to discuss Alexion’s $175 Proposal. Representatives of Sullivan & Cromwell LLP, the Company’s external mergers and acquisitions counsel (“Sullivan & Cromwell”), representatives of Ropes & Gray LLP, the Company’s external corporate counsel (“Ropes & Gray”), and representatives of Goldman, Sachs & Co., the Company’s financial advisor (“Goldman Sachs”) attended the meeting. In engaging Ropes & Gray as one of its external legal advisors, senior management and the Company Board were aware of Ropes & Gray’s representation of Alexion in various unrelated matters. In addition, the Company Board and senior management were aware that Goldman Sachs had previously provided financial services or underwriting services to Alexion, and Goldman Sachs advised the Company Board that during the two year period ended February 18, 2015, the Investment Banking Division of Goldman Sachs had not received any compensation for financial services or underwriting services provided to Alexion. Representatives of Sullivan & Cromwell and Ropes & Gray reviewed with the Company Board their fiduciary duties. The members of the Company Board discussed Alexion’s $175 Proposal among themselves and with representatives of Goldman Sachs, Sullivan & Cromwell and Ropes & Gray, and outlined the information and advice that they wished to receive from the Company’s senior management and the Company’s external advisors.

On March 2, 2015, the Company Board held another meeting to discuss Alexion’s $175 Proposal. Representatives of Goldman Sachs, Sullivan & Cromwell and Ropes & Gray attended the meeting. The Company’s senior management reviewed certain financial projections concerning the Company’s product candidates and described various aspects of the Company’s research, development and commercialization plans.

Representatives of Goldman Sachs reviewed certain indicative financial analyses for the Company and provided an analysis of Alexion’s $175 Proposal in relation to these analyses. A representative of Sullivan & Cromwell described the directors’ fiduciary duties under various scenarios. In addition, the members of the Company Board, while not making a decision on whether to do so, also discussed whether the Company should solicit the interest of other potentially interested counterparties for a potential transaction with the Company. The directors discussed the risks attendant to such potential solicitations and to engaging in a transaction with Alexion or another party at this time, including the potential disruption at a critical juncture to the Company’s business and the regulatory and launch process for its lead product candidate and the diversion of senior management time and attention. Following discussions, it was the consensus of the Company Board that Dr. Baker should communicate to Dr. Bell that the proposed price contained in Alexion’s $175 Proposal did not appear compelling in light of what they believed the Company’s standalone value to be, and that, accordingly, the Company was not interested in discussing a potential transaction with Alexion on the terms outlined in Alexion’s $175 Proposal.

On March 5, 2015, Dr. Baker telephoned Dr. Bell to inform him that the Company was not interested in discussing a potential transaction with Alexion on the terms outlined in Alexion’s $175 Proposal. Dr. Bell informed Dr. Baker that Alexion could potentially improve the terms of Alexion’s $175 Proposal if it were provided with certain nonpublic information about the Company and its product candidates that would assist Alexion in assessing its valuation of the Company.

On March 5, 2015, representatives of Sullivan & Cromwell provided to representatives of Wachtell Lipton a draft confidentiality agreement incorporating a two-year standstill provision pursuant to which Alexion would be prohibited from taking certain actions with respect to the Company for such period. From that date through March 9, 2015, representatives of Sullivan & Cromwell and Wachtell Lipton negotiated the terms of the confidentiality agreement, which was entered into by the Company and Alexion on March 9, 2015.

On March 10, 2015, Mr. Patel and other members of the Company’s senior management met with Dr. Bell and Mr. Hallal. At this meeting the Company provided to Alexion information concerning the Company’s product candidates.

On March 17, 2015, Dr. Bell telephoned Dr. Baker to communicate Alexion’s interest in acquiring the Company for $195 per share in an unspecified mix of cash and Alexion common stock (“Alexion’s $195 Proposal”), which represented a premium of approximately 97.2% to the Company’s closing price on February 17, 2015 which was the day prior to the date Alexion provided Alexion’s $175 Proposal, a premium of approximately 80.2% to the Company’s volume-weighted average closing price for the 30 days prior to the date Alexion provided Alexion’s $175 Proposal and a premium of approximately 61.3% to the Company’s all-time high closing price. Dr. Bell subsequently sent Dr. Baker a letter confirming Alexion’s $195 Proposal, which Dr. Baker distributed to the members of the Company Board.

On March 18, 2015, the Company Board held a meeting to discuss Alexion’s $195 Proposal. Representatives of Goldman Sachs, Sullivan & Cromwell and Ropes & Gray attended the meeting. The members of the Company Board discussed Alexion’s $195 Proposal among themselves and with representatives of Goldman Sachs, Sullivan & Cromwell and Ropes & Gray. The Company Board also discussed the risks of engaging in a potential transaction of this type at this time, including the fact that the Company was in a critical juncture in the regulatory and launch process with respect to its lead product candidate and that senior management would be required to divert their attention from that process in order to engage in pursuing a transaction with Alexion. The Company Board also discussed the Company’s standalone prospects and discussed that they were confident in the ability of senior management to continue to operate the Company as an independent company. Following the discussion, it was the consensus of the Company Board that Dr. Baker should communicate to Dr. Bell that the proposed price contained in Alexion’s $195 Proposal did not appear compelling in light of what they believed the Company’s standalone value to be and that, accordingly, the Company was not interested in discussing a potential transaction with Alexion on the terms outlined in Alexion’s $195 Proposal. After the conclusion of the meeting Dr. Baker so informed Dr. Bell. Dr. Bell undertook to discuss the matter again with the Alexion Board.

On March 24, 2015, Dr. Bell telephoned Dr. Baker to communicate Alexion’s interest in acquiring the Company for $212 per share in an unspecified mix of cash and Alexion common stock (“Alexion’s $212 Proposal”), which represented a premium of approximately 114.4% to the Company’s closing price on February 17, 2015, which was the day prior to the date Alexion provided Alexion’s $175 Proposal, a premium of approximately 95.9% to the Company’s volume-weighted average closing price for the 30 days prior to the date Alexion provided Alexion’s $175 Proposal and a premium of approximately 75.3% to the Company’s all-time high closing price. During the conversation, Dr. Bell stated that in order for Alexion to improve its proposal further, Alexion would need to receive and be satisfied with additional information concerning the Company. Dr. Bell subsequently sent Dr. Baker a letter confirming Alexion’s $212 Proposal, which Dr. Baker distributed to the members of the Company Board.

On March 25, 2015, the Company Board held a meeting to discuss Alexion’s $212 Proposal. Representatives of Goldman Sachs, Sullivan & Cromwell and Ropes & Gray attended the meeting. The members of the Company Board discussed Alexion’s $212 Proposal among themselves and with representatives of Goldman Sachs, Sullivan & Cromwell and Ropes & Gray. Following the discussion, it was the consensus of the Company Board that Dr. Baker should communicate to Dr. Bell that the proposed price contained in Alexion’s $212 Proposal did not appear compelling in light of what they believed the Company’s standalone value to be and that, accordingly, the Company was not interested in engaging in a potential transaction with Alexion on the terms outlined in Alexion’s $212 Proposal. While the Company Board considered the risks of permitting Alexion to have access to additional information concerning the Company and the diversion of senior management’s time and attention in providing such information, it determined to authorize the Company’s senior management to provide certain limited information concerning the Company to Alexion so that Alexion could determine whether it could improve its offer. On March 26, 2015, Dr. Baker so informed Dr. Bell.

On March 30, 2015, the Company made available to Alexion an online datasite containing certain information concerning the Company and its product candidates. From March 30 through May 1, 2015, Alexion and its representatives engaged in due diligence review of the Company.

Also on March 30, 2015, Mr. Patel and other members of the Company’s senior management met with Mr. Hallal and other members of Alexion’s senior management. At this meeting, the Company provided to Alexion certain information concerning the Company and its product candidates. In telephone conversations on March 31, 2015 and April 1, 2015, Dr. Bell provided feedback from the diligence review and Dr. Baker requested that Alexion provide any revisions to Alexion’s $212 Proposal early in the week of April 6, 2015.

On April 2, 2015, the Company Board held a meeting to discuss the status of discussions between the Company and Alexion. Representatives of Ropes & Gray attended the meeting. The members of the Company Board discussed the status of discussions among themselves, and discussed the advisability of causing the Company’s senior management to continue its engagement with Alexion during a critical juncture in the Company’s regulatory and launch process for the Company’s lead product candidate.

In a telephone conversation on April 8, 2015, Dr. Bell requested additional time to formulate Alexion’s communication to the Company Board, and Dr. Baker requested that Alexion provide its communication by the end of that week.

On April 9, 2015, the Company Board held a meeting to discuss the status of communications between the Company and Alexion. Representatives of Goldman Sachs, Sullivan & Cromwell and Ropes & Gray attended the meeting. Dr. Baker and Mr. Patel updated the Company Board on the status of the discussions and thereafter members of the Company Board discussed the potential transaction with Alexion among themselves and with representatives of Goldman Sachs, Sullivan & Cromwell and Ropes & Gray.

On April 12, 2015, Dr. Bell telephoned Dr. Baker to reiterate Alexion’s interest in acquiring the Company for $212 per share, to be paid 60% in cash and 40% in the form of Alexion common stock (“Alexion’s

Reconfirmed $212 Proposal”). Dr. Bell subsequently sent Dr. Baker a letter containing Alexion’s Reconfirmed $212 Proposal, which Dr. Baker distributed to the members of the Company Board. In the letter, Alexion invited Dr. Baker to serve on the Alexion Board following completion of the transaction between the parties.

On April 13, 2015, the Company Board held a meeting to discuss Alexion’s Reconfirmed $212 Proposal. Representatives of Goldman Sachs, Sullivan & Cromwell and Ropes & Gray attended the meeting. The members of the Company Board discussed Alexion’s Reconfirmed $212 Proposal among themselves and with representatives of Goldman Sachs, Sullivan & Cromwell and Ropes & Gray. Following this discussion, it was the consensus of the Company Board that Dr. Baker should communicate to Dr. Bell that the proposed price contained in Alexion’s Reconfirmed $212 Proposal did not appear compelling in light of what they believed the Company’s standalone value to be and that, accordingly, the Company was not interested in engaging in a potential transaction with Alexion on the terms outlined in Alexion’s Reconfirmed $212 Proposal. Later that day, Dr. Baker so informed Dr. Bell.

On April 16, 2015, Dr. Bell telephoned Dr. Baker to communicate Alexion’s interest in acquiring the Company for $230 per share, with the transaction consideration to be comprised of 50% cash and 50% Alexion common stock (“Alexion’s $230 Proposal”), which represented a premium of approximately 132.6% to the Company’s closing price on February 17, 2015, which was the day prior to the date Alexion provided Alexion’s $175 Proposal, a premium of approximately 112.5% to the Company’s volume-weighted average closing price for the 30 days prior to the date Alexion provided Alexion’s $175 Proposal and a premium of approximately 90.2% to the Company’s all-time high closing price. Dr. Bell stated that this would be Alexion’s final offer and that Alexion would not bid higher. Dr. Bell stated that in order to proceed with Alexion’s $230 Proposal, Alexion would need to receive and be satisfied with additional information concerning the Company. Dr. Bell subsequently sent Dr. Baker a letter confirming that Alexion’s $230 Proposal was Alexion’s best and final offer, which Dr. Baker distributed to the members of the Company Board.

On April 17, 2015, the Company Board held a meeting to discuss Alexion’s $230 Proposal. The meeting was also attended by representatives of Goldman Sachs, Sullivan & Cromwell and Ropes & Gray. The members of the Company Board discussed Alexion’s $230 Proposal among themselves and with representatives of Goldman Sachs, Sullivan & Cromwell and Ropes & Gray. While not coming to a conclusion on whether to do so, the members of the Company Board discussed, in light of the discussions with Alexion, whether the Company should solicit the interest of other potentially interested counterparties in a potential transaction with the Company and the risks attendant to doing so, including the increased potential for leaks of information and the associated risks, the lack of senior management bandwidth during a critical juncture in the Company’s regulatory and launch process with respect to its lead product candidate, and the incremental diversion of employee time and attention associated with interacting with multiple potential counterparties. Representatives of Goldman Sachs discussed with the Company Board the paucity of potentially interested and capable counterparties based on the criteria of whether such parties had both the capacity to compete with the terms proposed by Alexion and the demonstrated interest in the Company’s area of interest. Following this discussion, it was the consensus of the Company Board that Dr. Baker should communicate to Dr. Bell that the Company was willing to explore a transaction with Alexion on the terms contained in Alexion’s $230 Proposal, that the Company believed that its large stockholders would support such a transaction, that the Company was willing to provide to Alexion certain additional information concerning the Company but also that the Company and its advisors would require access to certain information regarding Alexion in order to determine whether the significant stock component contained in Alexion’s $230 Proposal was acceptable. On April 18, 2015, Dr. Baker so informed Dr. Bell.

On April 19, 2015, representatives of Wachtell Lipton provided to representatives of Sullivan & Cromwell a draft transaction agreement providing for a two-step process in which Alexion would conduct an exchange offer to be followed by a short-form merger, together with a draft support agreement to be entered into by certain stockholders specified by Alexion.

From April 20 through May 1, 2015, the parties, primarily through their external legal counsel (Sullivan & Cromwell for the Company and Wachtell Lipton for Alexion) negotiated the transaction documentation and the significant transaction terms. The issues resolved between the parties during this period included issues relating to certainty of consummation of the transaction and the definition of “Material Adverse Effect” to be used in the transaction agreement; the Company board’s flexibility to change its recommendation of the transaction; and the ability of the Company Board to terminate the transaction agreement in order to accept a superior proposal from a third party. The parties also agreed on a structure for the transaction whereby the exchange offer to be followed by a short-form merger (if the offer conditions were satisfied) was to be pursued, with an option for Alexion to elect to terminate the exchange offer if any of the offer conditions had not been met after July 12, 2015 and proceed alternatively by having the Company call a meeting of its stockholders to vote to approve the transaction agreement.

During the week of April 20, 2015, representatives of Wachtell Lipton furnished to representatives of Sullivan & Cromwell a draft confidentiality agreement incorporating a two-year standstill provision pursuant to which the Company would be prohibited from taking certain actions with respect to Alexion for such period. Representatives of Sullivan & Cromwell and Wachtell Lipton negotiated this confidentiality agreement, which was entered into by the Company and Alexion as of April 22, 2015. On that date, Alexion made available to the Company certain information concerning Alexion.

On April 24, 2015, Mr. Hallal and other representatives of Alexion met in person with senior management and other representatives of the Company during which Alexion provided to the Company certain information concerning Alexion’s business, financial position, products and product candidates.

On April 26, 2015, the Company Board held a meeting to discuss the status of the negotiations and of the parties’ respective due diligence investigations. The meeting was also attended by representatives of Goldman Sachs, Sullivan & Cromwell and Ropes & Gray. The members of the Company Board discussed the potential transaction with Alexion among themselves and with representatives of Goldman Sachs, Sullivan & Cromwell and Ropes & Gray. In connection with this discussion, the Company Board considered whether the Company should solicit interest from other potential counterparties regarding a potential transaction with the Company. Members of the Company Board and representatives of Goldman Sachs discussed the paucity of potentially interested counterparties based on the criteria of whether that such parties had both the capacity to compete with the terms proposed by Alexion and the demonstrated interest in the Company’s area of interest. Following this discussion, and based on the economic terms of Alexion’s $230 Proposal, the risks associated with contacting other potentially interested parties, including the increased potential for leaks of information and the associated risks, the appropriate allocation of senior management bandwidth during a critical juncture in the Company’s regulatory and launch process for the Company’s lead product candidate, the incremental diversion of employee time and attention associated with interacting with multiple potential counterparties, the Company Board’s and Goldman Sachs’s views concerning the likelihood that contacting additional parties would generate proposals with values exceeding Alexion’s $230 Proposal and the Company Board’s intention to ensure that any transaction agreement with Alexion would permit the Company Board to terminate the transaction agreement in order to accept a superior proposal from a third party, the Company Board determined not to direct the Company management to contact other potentially interested parties. Members of the Company Board also discussed the importance of determining expeditiously whether a mutually agreeable agreement with respect to a transaction could be reached with Alexion, and instructed Dr. Baker to inform Dr. Bell that the Company wanted to reach this determination by May 4, 2015. On April 26, 2015, Dr. Baker so informed Dr. Bell.

On April 29, 2015, the Company Board held a meeting to discuss the status of the negotiations and the provisions of the draft transaction agreement. The meeting was also attended by representatives of Goldman Sachs, Sullivan & Cromwell and Ropes & Gray. Among other things, the Company Board emphasized to its negotiating representatives the importance of maintaining flexibility for the Company Board to change its recommendation of the transaction under appropriate circumstances.

On May 2, 2015, Dr. Bell and Dr. Baker spoke by telephone, and Dr. Bell stated, among other things, that Alexion expected its due diligence investigation to require several more days, and potentially up to one additional week. Dr. Baker stated that he believed the Company Board would not be willing to delay signing and announcement of the transaction for any additional period, but that if Alexion were willing to move forward without delay, the Company would be willing to consider including in the transaction agreement certain post-signing provisions concerning certain regulatory and other matters relating to the Company’s product candidates. Later on May 2, 2015, the Company Board held a meeting to discuss the status of the negotiations. The meeting was also attended by representatives of Goldman Sachs, Sullivan & Cromwell and Ropes & Gray. The Company Board discussed the status of the negotiations, and directed Dr. Baker to terminate discussions with Alexion unless Alexion committed to moving forward on a more expeditious timeline. Following this meeting, Dr. Bell and Dr. Baker spoke by telephone, and agreed to terminate discussions between the parties.

On May 4, 2015, Dr. Bell telephoned Dr. Baker and stated that he had discussed matters with the Alexion Board, including the Company’s willingness to consider certain post-signing provisions with regard to certain regulatory and lead product matters, and that Alexion would be willing to move forward to negotiate and finalize documentation for the potential transaction in time for a public announcement on May 6, 2015. At Dr. Baker’s request, Dr. Bell confirmed to Dr. Baker that it was a requirement for Alexion that Dr. Baker agree to be appointed to the Alexion Board following consummation of the transaction between the parties.

On May 4, 2015, the Company Board held a meeting to discuss the communication from Dr. Bell. Following discussion among the members of the Company Board, the Company Board directed Dr. Baker and the Company’s management and advisors to resume discussions with Alexion.

Late on May 4, 2015, representatives of Wachtell Lipton provided representatives of Sullivan & Cromwell with a revised draft of the transaction agreement. Representatives of Sullivan & Cromwell and Wachtell Lipton negotiated the transaction agreement over the night of May 4, 2015 and the morning of May 5, 2015. On the morning of May 5, 2015, Dr. Bell and Dr. Baker spoke by telephone to discuss the few remaining open negotiation points.

In the late afternoon on May 5, 2015, the Company Board held a meeting to discuss the status of the negotiations. The meeting was also attended by representatives of Goldman Sachs, Sullivan & Cromwell and Ropes & Gray. In this meeting, the Company management updated the Company Board concerning the Company’s due diligence investigation concerning Alexion, and representatives of Goldman Sachs provided the Company Board with a financial review of Alexion.

In the evening of May 5, 2015, representatives of Sullivan & Cromwell and Wachtell Lipton continued to negotiate the transaction agreement.

Later in the evening on May 5, 2015, the Company Board again held a meeting. The meeting was also attended by representatives of Goldman Sachs, Sullivan & Cromwell and Ropes & Gray. Representatives of Sullivan & Cromwell reviewed the terms of the proposed transaction agreement with the members of the Company Board and a representative of Sullivan & Cromwell described the directors’ fiduciary duties. Representatives of Goldman Sachs presented Goldman Sachs’s financial analysis of the proposed transaction consideration and rendered to the Company Board its oral opinion, subsequently confirmed in writing, that as of May 5, 2015, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Goldman Sachs as set forth in such written opinion, the consideration to be paid to the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders, as discussed below in “— Opinion of the Company’s Financial Advisor.” Such opinion is attached to this Schedule 14D-9 as Annex A.

Following consideration of the transaction agreement and the transactions contemplated by the transaction agreement, the Board unanimously (i) approved and declared advisable the Transaction Agreement, the Offer, the Mergers and the other transactions contemplated by the Transaction Agreement; (ii) determined that the terms of the Transaction Agreement, the Offer, the Mergers and the other transactions contemplated by the Transaction Agreement were fair to and in the best interests of the Company and to the Company stockholders; (iii) authorized and approved the Transaction Agreement, the Offer, the Mergers the other transactions contemplated by the Transaction Agreement; and (iv) recommended that the Company stockholders accept the offer, tender their shares of the Company common stock into the Offer and, if a vote of the Company stockholders is required by applicable law to consummate the First Merger, adopt the Transaction Agreement at a meeting of the Company stockholders duly called and held for such purpose. During the meeting of the Company Board, the compensation committee of the Company Board reviewed the terms of, and approved, certain of the Company employment compensation, severance and other employee benefit arrangements with respect to the employees of the Company.

After the closing of trading on the NASDAQ Stock Market on May 5, 2015, the Company, Alexion, Offeror, and Merger Sub executed the Transaction Agreement, Alexion and certain stockholders of the Company executed the voting and support agreements, and on May 6, 2015, the Company and Alexion issued a joint press release announcing the execution of the Transaction Agreement, the voting and support agreements and the forthcoming commencement of the exchange offer. The press release is filed as Exhibit (e)(5)(A) to this Schedule 14D-9, and is hereby incorporated herein by reference.

On May 22, 2015, the Offeror commenced the offer, and the Company filed this Schedule 14D-9.

Reasons for the Recommendation of the Company Board

In evaluating the Transaction Agreement and the Offer, the Mergers and the other transactions contemplated by the Transaction Agreement, including the Voting and Support Agreements, the Company Board consulted with the senior management of the Company, as well as Goldman Sachs, Sullivan & Cromwell and Ropes & Gray. In the course of making the determination that the Transaction Agreement and the Offer, the Mergers and the other transactions contemplated by the Transaction Agreement, including the Voting and Support Agreements, are fair to and in the best interests of the Company and its stockholders and to recommend that Company’s stockholders accept the Offer and tender their Shares into the Offer, the Company Board considered numerous factors, including the following non-exhaustive list of material factors and benefits of the Offer and the Mergers, each of which the Company Board believed supported its unanimous determination and recommendation:

•	Transaction Consideration. The Company Board considered the fact that the Transaction Consideration implied a total value per Share of $230 based on the nine day volume-weighted average closing price of Alexion common stock through May 5, 2015 and:

•	that this total value per Share:

•	represents a 139.9% premium to the trading price at which the Shares closed on May 5, 2015, the last trading day before date of the announcement of the Transaction Agreement;

•	represents a 132.0% premium over the volume-weighted average closing price for the Shares for the 30-calendar day period ending immediately before the date of announcement of the Transaction Agreement;

•	represents a 90.2% premium to the highest closing price for the Shares during the last 12 months before the date of announcement of the Transaction Agreement; and

•	exceeded the all-time high trading price of the Shares; and

•	the Company Board considered that in its view it had obtained Alexion’s and Offeror’s best and final offer, and that, as of the date of the Transaction Agreement, the Transaction Consideration represented the highest per-Share consideration reasonably obtainable.

•	Business and Financial Condition of the Company. The Company Board considered the Company’s business, financial condition, results of operations, business, competitive position, properties, assets and prospects as well as its long-range plan. The Company Board considered, among other factors that the holders of the Shares would continue to be subject to the risks and uncertainties of the Company executing on its long-range plan if it remained independent. These risks and uncertainties included risks relating to potential difficulties and delays in obtaining regulatory and marketing approval for its lead product, Kanuma™ (sebelipase alfa); potential difficulties and delays in clinical trials of product candidates; regulatory developments involving current and future products and product candidates; and other risks inherent to its long-range plan. The Company Board weighed the certainty of realizing a compelling value for Shares in the Offer and the Mergers compared to the uncertainty that trading values would approach the Transaction Consideration in the foreseeable future and the substantial risk and uncertainty associated with the Company and its business as a clinical-stage pharmaceutical company (including the risk factors set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K).

•	Strategic Alternatives. The Company Board considered its belief that the value offered to holders of Shares in the Offer and the Mergers was more favorable to holders of Shares than the potential value of remaining an independent public company.

•	Goldman Sachs’s Fairness Opinion and Related Analyses. The Company Board considered the opinion of Goldman Sachs delivered to the Company Board on May 5, 2015, which was confirmed by delivery of a written opinion dated May 5, 2015, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Goldman Sachs in connection with its opinion, the Transaction Consideration to be paid to the holders of the outstanding Shares pursuant to the Transaction Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “— Opinions of the Financial Advisor to the Company Board.”

•	Paucity of Potentially Interested Counterparties. After discussions with Goldman Sachs and management of the Company, the Company Board considered the paucity of potentially interested and capable counterparties based on the criteria of whether such parties both had the capacity to compete with the terms proposed by Alexion and the demonstrated interest in the Company’s area of interest.

•	Negotiation Process and Procedural Fairness. The Company Board considered the fact that the terms of the Offer and Mergers were the result of robust arm’s-length negotiations conducted by the Company, with the knowledge and at the direction of the Company Board, and with the assistance of independent financial and legal advisors.

•	Type of Consideration. The Company Board considered the forms of consideration to be paid to the Company’s stockholders as a combination of cash and shares of Alexion common stock, which with respect to the cash consideration, allows holders of Shares to realize immediate value, in cash, for their investment in the Company, while avoiding the Company’s significant business risks, and with respect to the stock consideration, provides holders of Shares with the ability to participate in the future growth of Alexion.

•	Speed of Completion. The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Transaction Agreement, and the structure of the transaction as an exchange offer for the Shares, which subject to the satisfaction or waiver of the applicable conditions set forth in the Transaction Agreement, should allow stockholders to receive the consideration for their Shares in a relatively short time frame, followed by the First Merger in which stockholders who do not validly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their Shares in the Offer. The Company Board considered that the potential for closing in a relatively short time frame could also reduce the amount of time in which the Company’s business would be subject to the potential disruption and uncertainty pending closing.

•	Certain Company Management Projections. The Company Board considered certain limited prospective forecasts for the Company prepared by Company management, which reflect an application of various commercial assumptions of the Company’s senior management to the latest available long-range plans of the Company. For further discussion, see “Item 8. Additional Information—Certain Company Management Projections.”

•	Likelihood of Completion; Certainty of Payment. The Company Board considered its belief that the Offer and the Mergers will likely be consummated, based on, among other factors:

•	the absence of any financing condition to consummation of the Offer or the Mergers;

•	the reputation and financial condition of Alexion;

•	the commitments by Bank of America, N.A., JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC to lend cash to Alexion for the purposes of financing the Offer and the Mergers;

•	the fact that the conditions to the Offer and Mergers are specific and limited in scope;

•	the Company’s ability to request the Delaware Court of Chancery to specifically enforce the Transaction Agreement, including the consummation of the Offer and the Mergers; and

•	the ability of the parties to, under certain circumstances, elect to pursue completion of the transactions through a long-form merger subject to a stockholder vote rather than through an exchange offer followed by a back-end, short-form merger.

•	Other Terms of the Transaction Agreement. The Company Board considered other terms of the Transaction Agreement, which are more fully described in the section of the Prospectus/Offer to Exchange entitled “Transaction Agreement.” Certain provisions of the Transaction Agreement that the Company Board considered important included:

•	Minimum Tender Condition. Consummation of the Offer is conditioned on the satisfaction of the minimum tender condition, which, if satisfied, would demonstrate strong support for the Offer and the Mergers by holders of Shares because satisfaction of the minimum tender condition would require that at least a majority of Shares would have been tendered in the Offer and not withdrawn.

•	Ability to Respond to Unsolicited Takeover Proposals. Prior to the time of the Offeror’s acceptance of Shares tendered in the Offer or, if applicable, the receipt of the Company stockholder approval, the Company Board may provide confidential information and/or engage in discussions or negotiations in connection with an unsolicited bona fide written takeover proposal (for further discussion, see the section of the Prospectus/Offer to Exchange entitled “Transaction Agreement—No Solicitation of Other Offers by Synageva”) that did not result from the Company’s knowing or intentional breach of its non-solicitation obligations if the Company Board determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that such takeover proposal constitutes or is reasonably likely to lead to a superior proposal (for further discussion, see the section of the Prospectus/Offer to Exchange entitled “Transaction Agreement—No Solicitation of Other Offers by Synageva”) and that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, subject to certain notice requirements in favor of Alexion and the entry into an acceptable confidentiality agreement.

•

Company Adverse Recommendation Change in Response to a Company Superior Proposal; Ability to Accept a Company Superior Proposal. The Company Board may, in connection with a superior proposal, effect a change in recommendation (for further discussion, see the section of the Prospectus/Offer to Exchange entitled “Transaction Agreement—No Solicitation of Other

Offers by Synageva”) and/or cause the Company to terminate the Transaction Agreement to enter into a definitive agreement with respect to a superior proposal, if the Company Board determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, subject to a four-business day “match right” that would allow Alexion to match a superior proposal, and which will renew for two additional business days with any revisions to the financial terms or any material revisions to the other terms of the superior proposal. If the Transaction Agreement is terminated by the Company in connection with the Company’s entering into a definitive agreement with respect to a superior proposal, then the Company will have an obligation to pay Alexion a termination fee of $325 million (as more fully described in the section of the Prospectus/Offer to Exchange entitled “Transaction Agreement—Termination Fee”).

•	General Company Adverse Recommendation Change. The Company Board may also effect a change in recommendation other than in response to a superior proposal if the Company Board determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, subject to a four-business day right that would allow Alexion to make such adjustments to the terms and conditions of the Transaction Agreement such that the failure to take such action would no longer be inconsistent with the directors’ fiduciary duties under applicable law. If Alexion terminates the Transaction Agreement as a result of such adverse change in recommendation, the Company will have an obligation to pay Alexion a termination fee of $325 million (as more fully described in the section of the Prospectus/Offer to Exchange entitled “Transaction Agreement—Termination Fee”).

•	Extension of the Offer. The Offeror’s obligation to accept and pay for all Shares that have been validly tendered into the Offer and not properly withdrawn is subject to the satisfaction or waiver of a number of conditions, which we refer to as the conditions to the offer. However, the Offeror is required, under certain circumstances, to extend the Offer beyond the initial expiration date (see the section of the Prospectus/Offer to Exchange entitled “Exchange Offer Procedures—Extension, Termination and Amendment of Offer”).

•	Stockholder Vote Election. Under certain circumstances, the Transaction Agreement permits the use of a one-step, “long-form” merger after a certain date, with the First Merger occurring following the approval of the Transaction Agreement by the Company’s stockholders, which may in certain circumstances be more expedient than the two-step transaction involving the Offer and back-end First Merger.

•	End Date. The end date (as defined in the section of the Prospectus/Offer to Exchange entitled “Questions and Answers About the Offer”) under the Transaction Agreement on which either party, subject to certain exceptions, can terminate the Transaction Agreement allows for sufficient time to consummate the Offer and the Mergers, while minimizing the length of time during which the Company would be required to operate subject to the restrictions on interim operations set forth in the Transaction Agreement.

•	Cooperation. The Transaction Agreement requires Alexion to use its reasonable best efforts to consummate the Offer and the Mergers, and sets forth agreed actions with respect to Alexion’s obligations to obtain requisite approvals to consummate the Offer and the Mergers.

•	Appraisal Rights. The Company Board considered the availability of statutory appraisal rights under Delaware law in connection with the First Merger for stockholders of the Company who do not tender their Shares into the Offer (and who otherwise comply with the statutory requirements of Delaware law), and who believe that exercising such rights would yield them a greater per-Share amount than the Transaction Consideration, which appraisal rights avoid delays in the transaction so that other stockholders of the Company will be able to receive in the Offer and the First Merger the Transaction Consideration, as applicable, for their Shares.

•	In reaching its determinations and recommendations described above, the Company Board also considered the following potentially negative factors:

•	Non-Solicitation Covenant. The Company Board considered that the Transaction Agreement prohibits the Company from soliciting takeover proposals from third parties (as more fully described in the section of the Prospectus/Offer to Exchange entitled “Transaction Agreement—No Solicitation of Other Offers by Synageva”).

•	Termination Fee. The Company Board considered the fact that the Company must pay Alexion a termination fee of $325 million if the Transaction Agreement is terminated under certain circumstances, including to accept a superior proposal, and that the amount of the termination fee is comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Company entered into a more favorable transaction. The Company Board also recognized that the provisions in the Transaction Agreement relating to these fees were insisted upon by Alexion as a condition to entering into the Transaction Agreement (as more fully described in the section of the Prospectus/Offer to Exchange entitled “Transaction Agreement—Termination Fee”).

•	Interim Operating Covenants. The Company Board considered that the Transaction Agreement imposes restrictions on the conduct of the Company’s business prior to the consummation of the Mergers, requiring the Company to conduct its and its subsidiaries’ business in the ordinary course of business in all material respects and use reasonable best efforts to maintain and preserve intact their business organizations, maintain satisfactory relationships with governmental entities, customers and suppliers and keep available the services of their key employees, and that may limit the Company and its subsidiaries from taking specified actions, subject to specific limitations, which may delay or prevent the Company from undertaking business opportunities that may arise pending completion of the transactions (as more fully described in the section of the Prospectus/Offer to Exchange entitled “Transaction Agreement—Conduct of Business During Pendency of the Transactions”).

•	Risks the Offer and the Mergers May Not Be Completed. The Company Board considered the risk that the conditions to the Offer may not be satisfied and that, therefore, Shares may not be purchased pursuant to the Offer and the Mergers may not be consummated. The Company Board also considered the risks and costs to the Company if the Offer and the Mergers are not consummated, including the diversion of management and employee attention, potential employee attrition, the potential effect on vendors, distributors, customers, partners and others that do business with the Company and the potential effect on the trading price of the Shares.

•	Potential Conflicts of Interest. The Company Board considered the fact that the Company’s executive officers and directors have financial interests in the transactions contemplated by the Transaction Agreement, including the Offer and the Mergers that may be different from or in addition to those of other stockholders, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company.”

The foregoing discussion of the factors considered by the Company Board is intended to be a summary, and is not intended to be exhaustive, but rather includes the principal factors considered by the Company Board. After considering these factors, the Company Board concluded that the positive factors relating to the Transaction Agreement and the transactions contemplated thereby, including the Offer and the Mergers, substantially outweighed the potential negative factors. The Company Board collectively reached the conclusion to approve the Transaction Agreement and the related transactions, including the Offer and the Mergers, in light of the various factors described above and other factors that the members of the Company Board believed were appropriate. In view of the wide variety of factors considered by the Company Board in connection with its evaluation of the Transaction Agreement and the transactions contemplated thereby, including the Offer and the

Mergers, and the complexity of these matters, the Company Board did not consider it practical, and did not attempt to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision, and it did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Rather, the Company Board made its recommendation based on the totality of information it received and the investigation it conducted. In considering the factors discussed above, individual directors may have given different weights to different factors.

(c) Intent to Tender.

To the best of the Company’s knowledge, after reasonable inquiry, each executive officer and director of the Company who owns Shares, other than Dr. Baker and Dr. Biggar, presently intends to tender in the Offer all Shares that he or she owns of record or beneficially. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. Dr. Baker, Dr. Bigger and investment funds advised by an adviser affiliated with Dr. Baker (the “Funds”) currently intend not to tender such Shares in the Offer and instead seek to have their Shares converted into the right to receive the Merger Consideration in the First Merger. The Funds, however, have advised the Company that they reserve the right to tender into the Offer, depending on the adviser’s evaluation of the surrounding facts and circumstances. The Funds have also advised the Company that they are supportive of the Transaction Agreement, the Offer and the Merger, and the Funds have entered into a Voting and Support Agreement with Alexion and Offeror, pursuant to which, such stockholders agreed, among other things, to vote all Shares beneficially owned by such stockholders, in favor of the adoption of the Transaction Agreement and the approval of the transactions contemplated by the Transaction Agreement, including the First Merger, and any other matter necessary to consummate such transactions, and not to vote in favor of, or tender their Shares into, any competing offer or takeover proposal. FBB Associates has advised the Company that it has not yet made a decision to tender, hold or dispose, whether by sale, charitable gift or otherwise, its Shares.

(d) Opinions of the Financial Advisor to the Company Board

Opinion of Goldman Sachs

At a meeting of the Company Board, Goldman Sachs rendered its oral opinion to the Company Board, subsequently confirmed in writing, to the effect that, as of May 5, 2015, and based upon and subject to the factors and assumptions set forth in Goldman Sachs’s written opinion, the $115 in cash and 0.6581 shares of Alexion common stock to be paid to the holders of Shares pursuant to the Transaction Agreement was fair from a financial point of view to those holders.

The full text of the written opinion of Goldman Sachs, dated May 5, 2015, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this Schedule 14D-9 as Annex A. The summary of the Goldman Sachs opinion contained in this Schedule 14D-9 is qualified in its entirety by reference to the full text of Goldman Sachs’s written opinion. Goldman Sachs’s advisory services and opinion were provided for the information and assistance of the Company Board in connection with its consideration of the transactions contemplated by the Transaction Agreement and the opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer, vote with respect to the proposed First Merger, if applicable, or any other matter.

In connection with rendering its opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Transaction Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company and Alexion for the five fiscal years ended December 31, 2014;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Alexion;

•	certain other communications from the Company and Alexion to their respective stockholders;

•	certain publicly available research analyst reports for the Company and Alexion; and

•	certain internal financial analyses and forecasts for the Company and certain financial analyses and forecasts for Alexion, in each case as prepared by management of the Company and approved for Goldman Sachs’s use by the Company, which are referred to as the “Forecasts”, and certain operating synergies projected by management of the Company to result from the Transaction, as approved for Goldman Sachs’s use by the Company which are referred to as the “Synergies”.

Goldman Sachs also held discussions with members of the senior management of the Company and Alexion regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the Agreement, the past and current business operations, financial condition and future prospects of Alexion and with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares and Alexion common stock; compared certain financial and stock market information for the Company and Alexion with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biopharmaceutical industry; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the consent of the Company, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed, with the consent of the Company, that the Forecasts and the Synergies had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company’s management. Goldman Sachs had not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Alexion or any of their respective affiliates and Goldman Sachs had not been furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transactions contemplated by the Transaction Agreement would be obtained without any adverse effect on the Company or Alexion or on the expected benefits of the transactions in any way meaningful to its analysis. Goldman Sachs assumed that the transactions would be consummated on the terms set forth in the Transaction Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’s opinion did not address the underlying business decision of the Company to engage in the transactions contemplated by the Transaction Agreement, or the relative merits of the transactions as compared to any strategic alternatives that may be available to the Company; nor did it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. Goldman Sachs’s opinion addresses only the fairness from a financial point of view to the holders of Shares, as of the date of its opinion, of the $115 in cash and 0.6581 shares of Alexion common stock per Share to be paid to those holders pursuant to the Transaction Agreement. Goldman Sachs did not express any view on, and its opinion did not address, any other term or aspect of the Transaction Agreement or the transactions or any term or aspect of any other agreement or instrument contemplated by the Transaction Agreement or entered into or amended in connection with the transaction, including, the fairness of the transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the transaction, whether relative to the $115 in cash and 0.6581 shares of Alexion common stock per Share to be paid to the holders of Shares pursuant to the Transaction Agreement or otherwise. Goldman Sachs did not express any opinion as to the impact of the transactions on the solvency or viability of the Company, or Alexion or the ability of the Company or Alexion to pay their respective obligations when they come due. Goldman Sachs’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of its opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of the opinion. Goldman Sachs’s advisory services and its opinion were provided for the information and assistance of the Company Board in connection with its consideration of the transactions contemplated by the Transaction Agreement and its opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer, how any holder of Shares should vote with respect to the proposed First Merger, if applicable, or any other matter. Goldman Sachs’s opinion was approved by a fairness committee of Goldman Sachs.

Summary of Financial Analyses.

The following is a summary of the material financial analyses presented by Goldman Sachs to the Company Board in connection with rendering its opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 5, 2015 and is not necessarily indicative of current market conditions.

For purposes of its analyses, Goldman Sachs calculated an implied price per Share to be paid to the holders of Shares pursuant to the Transaction Agreement based on the closing price for the Alexion common stock of $168.55 on May 5, 2015 by adding the $115 in cash to an implied value for 0.6581 shares of Alexion common stock (determined by multiplying 0.6581 by the May 5, 2015 closing price for the Alexion common stock) to derive an implied price per Share in the transaction of $225.92. It was also noted that, based on the volume-weighted average closing price of Alexion common stock over the nine trading day period ending May 5, 2015 of $174.75, the implied price per Share to be paid to the holders of Shares pursuant to the Transaction Agreement was $230.00.

Illustrative Whole Company Discounted Cash Flow Analysis.

Goldman Sachs performed a discounted cash flow analysis of the Company as whole to derive a range of illustrative present values per Share. Using discount rates ranging from 10.5% to 12.5%, reflecting an estimate of the Company’s weighted average cost of capital, Goldman Sachs discounted to present value as of March 31, 2015, (i) estimates of the unlevered free cash flow to be generated by the Company during the period from April 1, 2015 through 2030 reflected in the Forecasts, and (ii) a range of illustrative terminal values for the Company as of December 31, 2030 calculated by applying perpetuity growth rates ranging from 1.0% to 3.0% to a terminal year estimate of the unlevered free cash flow to be generated by the Company (reflecting the estimate of the unlevered free cash flow to be generated by the Company in 2030) as reflected in the Forecasts. In addition, using a discount rate of 11.5%, reflecting an estimate of the Company’s cost of equity, Goldman Sachs discounted to present value as of March 31, 2015 the estimated benefits of the Company’s net operating losses, or (“NOLs”) from March 31, 2015 through 2030, as reflected in the Forecasts. Goldman Sachs derived ranges of illustrative enterprise values for the Company by adding the ranges of present values it derived based on the estimated unlevered free cash flows of the Company for the period from April 1, 2015 through 2030, the ranges of present value it derived based on the illustrative terminal values for the Company as of December 31, 2030 and the present value is derived for the estimated benefits of the Company’s NOLs for the period from April 1,

2015 through 2030. Goldman Sachs subtracted from the range of illustrative enterprise values it derived for the Company an illustrative amount of cash and short term investments of the Company as of March 31, 2015 (derived by adding the amount of the Company’s cash and short term investments as of March 31, 2015 plus $200 million in cash estimated by the Company management to be raised in an equity offering contemplated for 2015 by the Forecasts, which are referred to as the “Contemplated Offering”) to derive a range of illustrative equity values for the Company as of March 31, 2015. Goldman Sachs then divided the range of illustrative equity values it derived by an implied number of fully diluted outstanding Shares (calculated on a treasury method basis based on information provided by Company management and reflecting Shares estimated to be issued in the Contemplated Offering) to derive a range of illustrative present values per Share ranging from $165.39-$256.48.

Goldman Sachs also performed a sensitivity analysis to analyze the implied impact on the midpoint of range of illustrative present values per Share it derived as described above of changes in the Company’s management’s assumptions and forecasts with respect to the Company’s product candidates, including changes to assumed pricing, diagnosis rates, probability of success (“PoS”), tax rate, the number of investigational new drug applications (“INDs”) submitted by the Company from 2017 onwards and peak sales per drug launched from the Company’s product development platform. The following table presents the results of this analysis.

Impact on Illustrative Value per Share
Kanuma LAL-D WW Pricing	$(31.11)/$26.95
Kanuma LAL-D Diagnosis Rate	$(65.91)/$58.48
LAL-Athero Cumulative PoS	$(9.01)/$4.51
LAL-NASH Cumulative PoS	$(0.32)/$0.32
SBC-103 Cumulative PoS	$(9.31)/$6.02
SBC-103 Pricing	$(10.29)
SBC-105 Cumulative PoS	$(25.37)
SBC-105 Pricing	$(26.70)/$10.66
Corporate Tax Rate	$(6.96)/$6.96
Number of INDs per year 2017 onwards	$(5.32)/$10.40
Platform Peak Sales per launched drug	$(2.95)/$20.68

Illustrative Sum-of-the-Parts Discounted Cash Flow Analysis.

Goldman Sachs performed an illustrative sum-of-the-parts discounted cash flow analysis of the Company to derive a range of illustrative values per Share. Using discount rates ranging from 10.5% to 12.5%, reflecting an estimate of the Company’s weighted average cost of capital, Goldman Sachs derived a range of illustrative present values as of March 31, 2015 for each of the Company’s product candidates, Kanuma, SBC-103 and SBC-105, by discounting to present value as of that date estimates of the unlevered free cash flow to be generated by the Company from each Kanuma, SBC-103 and SBC-105 from April 1, 2015 through 2043, as reflected in the Forecasts. Using discount rates ranging from 10.5% to 12.5%, Goldman Sachs also derived a range of illustrative present values as of March 31, 2015 for the Company’s product development platform by discounting to present value as of that date (i) estimates of the unlevered free cash flow to be generated by the Company during the period from April 1, 2015 through 2043 from products (other Kanuma, SBC-103 and SBC-105) to be developed through the Company’s product development platform, as reflected in the Forecasts, and (ii) a range of illustrative terminal values for the Company as of December 31, 2043 calculated by applying perpetuity growth rates ranging from 1.0% to 3.0% to a terminal year estimate of the unlevered free cash flow to be generated by the Company (reflecting the estimate of the unlevered free cash flow to be generated in 2043) from products (other Kanuma, SBC-103 and SBC-105) to be developed through the Company’s product development platform, as reflected in the Forecasts. Goldman Sachs derived ranges of illustrative values per Share as of March 31, 2015 for each of Kanuma, SBC-103, SBC-105 and the Company’s product development platform by dividing the ranges of illustrative present values it derived for each of Kanuma, SBC-103, SBC-105 and the Company’s product development platform, respectively, by an implied number of fully diluted outstanding Shares (calculated on a treasury method basis based on information provided by Company management and reflecting Shares estimated to be issued in the Contemplated Offering).

Goldman Sachs derived ranges of illustrative values per Share as of March 31, 2015 for the Company’s cash and short term investments by dividing an illustrative amount of cash and short term investments of the Company as of March 31, 2015 (derived by adding the amount of the Company’s cash and short term investments as of March 31, 2015 plus $200 million in cash estimated by the Company management to be raised in the Contemplated Offering) by an implied number of fully diluted outstanding Shares (calculated on a treasury method basis based on information provided by Company management and reflecting Shares estimated to be issued in the Contemplated Offering).

In addition, using a discount rate of 11.5%, reflecting an estimate of the Company’s cost of equity, Goldman Sachs derived a range of illustrative present value as of March 31, 2015 of the Company’s NOLs by discounting to present value as of that date the estimated benefits of the Company’s NOLs from March 31, 2015 through 2043, as reflected in the Forecasts. Using discount rates ranging from 10.5% to 12.5%, Goldman Sachs derived a range of illustrative negative present values as of March 31, 2015 for the Company’s unallocated corporate expenses by discounting to present value as of that date estimates of the Company’s unallocated corporate expenses from April 1, 2015 through the end of 2043, as reflected in the Forecasts. Goldman Sachs derived ranges of illustrative values per Share as of March 31, 2015 for the Company’s NOLs and its unallocated corporate expenses by dividing the ranges of illustrative present values it derived for each by an implied number of fully diluted outstanding Shares (calculated on a treasury method basis based on information provided by Company management and reflecting Shares estimated to be issued in the Contemplated Offering).

The analysis yielded the following ranges of illustrative present values per Share as of May 5, 2015:

Illustrative Range of Per Share Values
Kanuma	$90.64 - $111.69
SBC-103	$14.14 - $19.06
SBC-105	$39.62 - $53.38
Product Development Platform	$20.93 - $59.72
Cash & Short-term Investments	$22.06 - $21.89
NOLs	$2.53 - $2.51
Unallocated Corporate Expenses	$(16.37) - $(19.83)

Goldman Sachs added the foregoing ranges to derive a range of illustrative present values per Share from $173.55-$248.43.

Selected Precedent Transactions Analysis.

Goldman Sachs analyzed certain publicly available information relating to the acquisition transactions listed below announced since May 2010 with a transaction value between $1 billion and $20 billion and involving target companies in the biopharmaceutical industry. With respect to each of these transactions, Goldman Sachs calculated the implied premium represented by the announced per share transaction price to the closing price of the target company’s common stock on the last trading day before the public announcement of the transaction (or the last undisturbed closing price for the target company’s common stock). The results of this analysis are listed below:

Date Announced	Acquiror	Target	Implied Premium
03-30-2015	Teva Pharmaceutical Industries Limited	Auspex Pharmaceuticals Inc.	42%
03-05-2015	AbbVie Inc.	Pharmacyclics Inc.	39%
02-22-2015	Valeant Pharmaceuticals International, Inc.	Salix Pharmaceuticals Ltd.	50%
01-11-2015	Shire plc	NPS Pharmaceuticals Inc.	51%
12-08-2014	Merck & Co., Inc.	Cubist Pharmaceuticals Inc.	37%
12-02-2014	Otsuka Holdings Co., Limited	Avanir Pharmaceuticals Inc.	13%
10-09-2014	Endo International plc	Auxilium Pharmaceuticals Inc.	55%
08-24-2014	Roche Holding AG	InterMune Inc.	63%
06-09-2014	Merck & Co., Inc.	Idenix Pharmaceuticals Inc.	239%
04-07-2014	Mallinckrodt plc	Questcor Pharmaceuticals Inc.	27%
02-11-2014	Mallinckrodt plc	Cadence Pharmaceuticals Inc.	26%
12-19-2013	Bayer AG	Algeta ASA	37%
11-11-2013	Shire plc	ViroPharma Inc.	64%
11-07-2013	Salix Pharmaceuticals, Limited	Santarus Inc.	36%
08-25-2013	Amgen Inc.	Onyx Pharmaceuticals Inc.	44%
09-03-2012	Valeant Pharmaceuticals International, Inc.	Medicis Pharmaceutical Corporation	39%
07-16-2012	GlaxoSmithKline plc	Human Genome Sciences Inc.	99%
06-29-2012	Bristol-Myers Squibb Company	Amylin Pharmaceuticals Inc.	101%
01-25-2012	Amgen Inc.	Micromet Inc.	33%
01-07-2012	Bristol-Myers Squibb Company	Inhibitex Inc.	163%
05-02-2011	Teva Pharmaceutical Industries Limited	Cephalon Inc.	39%
09-17-2010	Johnson & Johnson	Crucell NV	58%
06-30-2010	Celgene Corporation	Abraxis BioScience Inc.	43%
05-16-2010	Astellas Pharma Inc.	OSI Pharmaceuticals Inc.	55%
High			239%
Mean			61%
Median			43%
Low			13%

Although none of the selected transactions is directly comparable to the transaction contemplated by the Transaction Agreement, the target companies in the selected transactions were companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results and product candidate profile, and as such, for purposes of analysis, the selected transactions may be considered similar to the transaction contemplated by the Transaction Agreement.

Based on their review of the implied premia for the selected transactions and their professional judgment and experience, Goldman Sachs applied illustrative premia ranging from 44.0% to 101.0% to the closing price for Shares as of May 5, 2015 to derive illustrative values for the Shares ranging from $138.05 to $192.70. Goldman Sachs also calculated that the $225.92 implied price per Share referenced above represented a premium of 135.7% to the closing Share price on May 5, 2015.

General.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the opinion of Goldman Sachs. In arriving at its fairness determinations, Goldman Sachs considered the results of all of the analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or Alexion or the proposed transactions.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the Company Board as to the fairness from a financial point of view to the holders of Shares, as of the date of its opinion, of the $115 in cash and 0.6581 shares of Alexion common stock to be paid to those holders pursuant to the Transaction Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The consideration payable to holders of Shares was determined through arm’s-length negotiations between the Company and Alexion and was approved by the Company Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not recommend any specific amount of consideration to the Company or that any specific amount of consideration constituted the only appropriate consideration for the proposed transactions.

As described above, Goldman Sachs’s opinion to the Company Board was one of many factors taken into consideration by the Company Board in making its determination to approve the Transaction Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the delivery of its fairness opinion to the Company Board and is qualified in its entirety by reference to its written opinion attached as Annex A to this Schedule 14D-9.

Goldman Sachs has advised the Company that Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs has advised the Company that Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Alexion, any of their respective affiliates and third parties, including Baker Bros. Advisors LP, or “BB”), an affiliate of significant stockholders of the Company, and its affiliates and portfolio companies or any currency or commodity that may be involved in the transactions contemplated by the Transaction Agreement. Goldman Sachs has provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which Goldman Sachs’s Investment Banking Division has received, and may receive, compensation, including having acted as joint lead bookrunning manager with respect to the public offering of 3,450,000 Shares in January 2015 and the public offering of 2,300,000 Shares in March 2014 and as lead bookrunning manager with respect to the public offering of 3,162,500 Shares in September 2013. Goldman Sachs has advised the Company that Goldman Sachs also has provided certain financial advisory and/or underwriting services from time to time to companies in which funds advised by BB hold or have held equity interests for which Goldman Sachs’s Investment Banking Division has received, and may receive, compensation, including having acted as joint lead bookrunning manager in connection with the public offering of 23,000,000 shares of common stock of Idera Pharmaceuticals, Inc. in February 2015, as financial advisor to InterMune Inc. in connection with its sale in September 2014, as financial advisor to ViroPharma Incorporated in connection with its sale in January 2014, and as joint bookrunning manager in connection with the private placement of 0.375% convertible senior notes due 2018 (aggregate principal amount $375,000,000) and 1.25% convertible senior notes due 2020 (aggregate principal amount $375,000,000) of Incyte Corporation in November 2013. Goldman Sachs has advised the Company that Goldman Sachs may also in the future provide financial advisory and/or underwriting services to the Company and Alexion and their respective affiliates and to BB and companies in which funds advised by BB hold equity interest: for which Goldman Sachs’s Investment Banking Division may receive compensation. Goldman Sachs has advised the Company that affiliates of Goldman Sachs also may have co-invested with BB and funds advised by BB from time to time and may have invested in limited partnership units of funds advised by BB from time to time and may do so in the future. In addition, Goldman Sachs has advised the Company that a director of The Goldman Sachs Group is a director of Alexion.

The Company selected Goldman Sachs to serve as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction contemplated by the Transaction Agreement. Pursuant to a letter agreement, dated April 10, 2015, the Company engaged Goldman Sachs to act as its financial advisor in connection with a possible sale of the Company. The engagement letter between the Company and Goldman Sachs provides for a transaction fee determined based on the value as of closing of the Transaction Consideration to be paid to Company’s shareholders. Based on the closing price of the Alexion common stock as of May 19, 2015, the transaction fee, the principal portion of which is contingent upon consummation of the Transactions contemplated by the Transaction Agreement, is estimated to be approximately $48 million, of which $5 million was payable upon execution of the Transaction Agreement. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against certain liabilities that may arise out of its engagement.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

The Company retained Goldman Sachs to serve as its financial advisor in connection with the Offer and, in connection with such engagement, Goldman Sachs provided to the Company Board Goldman Sachs’s opinion described in “Item 4. The Solicitation or Recommendation—Opinions of the Financial Advisor to the Company Board,” which is filed as Annex A hereto and are incorporated herein by reference. The Company Board selected Goldman Sachs to serve as the Company’s financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and Mergers, its reputation in the investment community and its familiarity with the Company and its business.

In connection with Goldman Sachs’s services as the Company’s financial advisor, the Company has agreed to pay Goldman Sachs a transaction fee determined based on the value as of closing of the consideration to be paid to the Company’s stockholders. Based on the closing price of the Alexion common stock as of May 19, 2015, the transaction fee, the principal portion of which is contingent upon consummation of the transaction contemplated by the Transaction Agreement, is estimated to be approximately $48 million, of which $5 million was payable upon execution of the Transaction Agreement. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including fees and expenses of counsel, and to indemnify Goldman Sachs and related parties against liabilities, including liabilities under federal securities laws, arising from Goldman Sachs’s engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions in the Shares have been effected during the 60 days prior to June 20, 2015, by the Company, or, to the best of the Company’s knowledge, by any of the Company’s directors, executive officers or affiliates or subsidiaries of the Company, other than:

Name	Date	No. Shares	Sale or Exercise Price as Applicable	Nature of Transaction
Anthony Quinn	04/06/2015	10,000	$0.95	Shares acquired pursuant to exercise of stock options
Anthony Quinn	04/06/2015	9,503	$23.00	Shares acquired pursuant to exercise of stock options
Anthony Quinn	04/06/2015	29,503	$93.76	Sale effected pursuant to Rule 10b5-1 plan
Glen Williams	04/07/2015	2,769	$40.32	Shares acquired pursuant to exercise of stock options
Glen Williams	04/07/2015	2,769	$96.04	Sale effected pursuant to Rule 10b5-1 plan
Glen Williams	04/08/2015	15,263	$40.32	Shares acquired pursuant to exercise of stock options
Glen Williams	04/08/2015	24,600	$57.56	Shares acquired pursuant to exercise of stock options
Glen Williams	04/08/2015	39,863	$96.08	Sale effected pursuant to Rule 10b5-1 plan
Anthony Quinn	04/15/2015	10,000	$40.74	Shares acquired pursuant to exercise of stock options
Anthony Quinn	04/15/2015	10,000	$105.00	Sale effected pursuant to Rule 10b5-1 plan
Anthony Quinn	04/21/2015	10,000	$108.00	Sale effected pursuant to Rule 10b5-1 plan
Anthony Quinn	04/27/2015	10,000	$1.70	Shares acquired pursuant to exercise of stock options
Anthony Quinn	04/27/2015	10,000	$110.00	Sale effected pursuant to Rule 10b5-1 plan
Glen Williams	05/06/2015	833	$40.32	Shares acquired pursuant to exercise of stock options
Gen Williams	05/06/2015	833	$57.56	Shares acquired pursuant to exercise of stock options
Glen Williams	05/06/2015	666	$203.99	Sale effected pursuant to Rule 10b5-1 plan
Glen Williams	05/06/2015	400	$204.94	Sale effected pursuant to Rule 10b5-1 plan
Glen Williams	05/06/2015	400	$206.27	Sale effected pursuant to Rule 10b5-1 plan
Glen Williams	05/06/2015	100	$206.97	Sale effected pursuant to Rule 10b5-1 plan
Glen Williams	05/06/2015	100	$$215.26	Sale effected pursuant to Rule 10b5-1 plan

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Shares by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, resolutions of the Company Board or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.	Additional Information.

(a) Golden Parachute Compensation.

The information set forth below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure regarding the compensation for the Company’s named executive officers that is based on or otherwise relates to the Mergers. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the Merger-related compensation payable to the Company’s named executive officers.

As described above under the heading “— Employment Agreements and Severance Payments,” pursuant to the terms of their employment agreements, each named executive officer is entitled to certain “double-trigger” severance payments upon a qualifying termination of employment. In the case of Mr. Patel, such severance payments are triggered upon (x) Mr. Patel’s termination by the Company without “cause” or (y) Mr. Patel’s resignation from the Company for “good reason,” in each case, within 12 months following the Effective Time. In the case of the other named executive officers, such severance payments are triggered upon a termination without “cause” within 12 months following the Effective Time.

As described above under the heading “— Treatment of Shares, Stock Options and Restricted Stock Units In Connection with the Offer and Mergers,” pursuant to the terms of the Transaction Agreement, (x) the vesting of each Stock Option and RSU (other than the Rolled 2015 RSUs Award) is being accelerated, such that all such awards are “single-trigger” and will become fully vested and be settled in an amount in cash and shares of Alexion common stock immediately prior to the Effective Time and (y) the vesting of each Rolled 2015 RSUs Award is not being accelerated, such that, in accordance with the terms of such awards, all such awards are “double-trigger” and will be converted into a restricted stock unit award in respect of Alexion common stock subject to the same terms and conditions as were applicable to the related Rolled 2015 RSU Award immediately prior to the Effective Time (including accelerated vesting upon a termination without “cause” or resignation for “good reason” within two years following the Effective Time). Each of the named executive officers are expected to receive a 2015 grant of RSUs prior to the Effective Date, but, as of the date of this Schedule 14D-9, no grants have been made. Pursuant to the Transaction Agreement, one half of such RSUs award will be a “double-trigger” Rolled 2015 RSUs Award that will be converted into a restricted stock unit award in respect of Alexion common stock and the other half will “single-trigger” and will become fully vested and be settled in an amount in cash and shares of Alexion common stock immediately prior to the Effective Time.

The amounts set forth in the table below assume the following:

•	the Effective Time occurred on May 21, 2015, the last practicable date prior to the filing of this Schedule 14D-9;

•	the named executive officers were terminated without “cause” immediately following the Effective Time on May 21, 2015;

•	for purposes of valuing the Stock Options and RSUs, a price per share of Alexion common stock of $161.50, which is the average closing price of a share of Alexion common stock on the Nasdaq Global Select Market over the first five business days following May 6, 2015 (the date on which the execution of the Transaction Agreement was first publicly announced); and

•	that the amounts set forth in the table below are as calculated before any taxes that may be due on such amounts.

In addition, the amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9. As a result, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Executive	Cash Severance Payment ($)(1)	Value of Equity ($)(2)	Total ($)
Sanj K. Patel	$2,299,361	42,663,742	44,963,103
Carsten Boess	$542,828	13,152,455	13,695,283
Robert Bazemore	$716,500	14,666,831	15,383,331
Anthony G. Quinn	$665,543	14,814,609	15,480,152
Glenn Williams	$483,751	12,631,495	13,115,246

(1)

These amounts represent “double-trigger” cash severance amounts payable in a lump sum following a qualifying termination of employment without “cause” or, in the case of Mr. Patel only, for “good reason”

within 12 months following the Effective Time, in each case, assuming base salaries and bonus opportunities remain unchanged from their current levels. The estimated amounts for each named executive officer are as follows:

•	Mr. Patel: a severance payment of $2,299,361 (which is equal to the sum of (x) 2 times Mr. Patel’s annual salary plus target bonus in 2015, (y) a pro-rata share of his target annual cash bonus for 2015 and (z) a one-time bonus of $25,000);

•	Mr. Boess: a severance payment of $542,828 (which is equal to the sum of (x) Mr. Boess’ annual salary plus target bonus in 2015, and (y) a one-time bonus of $16,500);

•	Mr. Bazemore: a severance payment of $716,500 (which is equal to the sum of (x) Mr. Bazemore’s annual salary plus target bonus in 2015, and (y) a one-time bonus of $16,500);

•	Dr. Quinn: a severance payment of $665,543 (which is equal to the sum of (x) Mr. Quinn’s annual salary plus target bonus in 2015, and (y) a one-time bonus of $16,500); and

•	Mr. Williams: a severance payment of $483,751 (which is equal to the sum of (x) Mr. Williams’ annual salary plus target bonus in 2015, and (y) a one-time bonus of $16,500).

(2)	These amounts represent the value of the unvested Stock Options held by each named executive officer and RSUs held by Mr. Bazemore, in each case, the vesting of which is being accelerated immediately prior to the Effective Time as agreed by Offeror under the Transaction Agreement (and, as such, becomes “single-trigger”). The amounts in this column are comprised of the value of each named executive officer’s “single-trigger” unvested stock options and “single-trigger” RSUs, as shown below. The value of such awards is based on the cash consideration to be received in respect of the unvested “single-trigger” Stock Options and RSUs and the aggregate value of Alexion common stock to be received in respect of the “single-trigger” Stock Options and RSUs based on a price per share of Alexion common stock of $161.50, which is the average closing price of a share of Alexion common stock on the Nasdaq Global Select Market over the first five business days following May 6, 2015 (the date on which the execution of the Transaction Agreement was first publicly announced). While none of the named executive officers other than Mr. Bazemore held any RSUs as of May 21, 2015, as discussed under “—Consideration for Restricted Stock Units” above, the Company’s executive officers are expected to receive grants of RSUs between the signing of the Transaction Agreement and the Effective Date. However, as of the date of this Schedule 14D-9, no such grants have been made. Accordingly, they are not reflected here.

Name	Aggregate Value of “in-the-money” Single- Trigger Stock Options that would Vest ($)	Aggregate Value of Single-Trigger RSU Awards that would Vest ($)	Total ($)
Sanj K. Patel	42,663,742	—	42,663,742
Carsten Boess	13,152,455	—	13,152,455
Robert Bazemore	8,028,297	6,638,534	14,666,831
Anthony G. Quinn	14,814,609	—	14,814,609
Glenn Williams	12,631,495	—	12,631,495

(b) Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the First Merger is consummated, stockholders of the Company who have not properly tendered in the Offer, and who otherwise comply with the applicable procedures for demanding appraisal under DGCL Section 262, will be entitled to seek appraisal for the “fair value” of their Shares as determined by the Delaware Court of Chancery.

Stockholders should be aware that a financial advisor’s opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Mergers, is not an opinion as to, and does not otherwise address, fair value under DGCL Section 262. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of DGCL Section 262, particularly the procedural steps required to perfect such rights.

Under DGCL Section 262, where a merger is approved under DGCL Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER DGCL SECTION 262. FAILURE TO FOLLOW THE STEPS REQUIRED BY DGCL SECTION 262 FOR PERFECTING APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF SUCH RIGHTS. The foregoing summary of appraisal rights under DGCL is not complete and is qualified in its entirety by the full text of DGCL Section 262, which is attached to this Schedule 14D-9 as Annex B.

Stockholders wishing to exercise the right to seek an appraisal of their Shares must do ALL of the following:

•	the stockholder must deliver to the Company a written demand for appraisal by the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is May 22, 2015);

•	the stockholder must not tender his, her or its Shares pursuant to the Offer; and

•	the stockholder must continuously hold the Shares from the date of making the demand through the Effective Time.

Only a holder of record of Shares issued and outstanding immediately prior to the Effective Time may assert appraisal rights for the Shares registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the record stockholder’s name as it appears on the stock certificates. The demand must reasonably inform the identity of the stockholder and state that the stockholder intends to demand appraisal of his, her or its Shares.

If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder, such as a broker who holds Shares as nominee for several beneficial owners, may exercise appraisal rights with respect to the Shares issued and outstanding immediately prior to the Effective Time held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, however, the written demand should set forth the number of Shares issued and outstanding immediately prior to the Effective Time as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares which are held in the name of the record owner. STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND WHO WISH TO EXERCISE APPRAISAL RIGHTS, SHOULD CONSULT WITH THEIR BROKERS TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE NOMINEE HOLDER TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS. IF A STOCKHOLDER HOLDS HIS, HER OR ITS

SHARES THROUGH A BROKER WHO IN TURN HOLDS THE STOCKHOLDER’S SHARES THROUGH A CENTRAL SECURITIES DEPOSITORY NOMINEE SUCH AS CEDE & CO., A DEMAND FOR APPRAISAL OF SUCH SHARES MUST BE MADE BY OR ON BEHALF OF THE DEPOSITORY NOMINEE AND MUST IDENTIFY THE DEPOSITORY NOMINEE AS RECORD HOLDER.

A stockholder who elects to exercise appraisal rights under DGCL Section 262 should mail or deliver a written demand to:

Synageva BioPharma Corp.

33 Hayden Avenue

Lexington, Massachusetts 02421

Attn: Secretary

If the First Merger is consummated pursuant to DGCL Section 251(h), within 10 days after the Effective Date, the First Surviving Corporation or the Surviving Company must send an additional notice of the Effective Date to all of our stockholders who are entitled to appraisal rights and who have delivered a written demand for appraisal to us in accordance with DGCL Section 262. Within 120 days after the Effective Time, either the First Surviving Corporation, the Surviving Company or any stockholder who has complied with the requirements of DGCL Section 262 and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery, with a copy served upon the First Surviving Corporation and the Surviving Company in the case of a petition filed by a stockholder, demanding a determination of the fair value of the Shares held by all dissenting stockholders. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. The First Surviving Corporation and the Surviving Company are under no obligation to file any such petition and have no intention of doing so. If a petition for appraisal is not timely filed, all stockholders’ appraisal rights will cease.

Stockholders who desire to have their Shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in DGCL Section 262.

Within 120 days after the Effective Time, any stockholder who has complied with the provisions of DGCL Section 262 to that point in time may receive from the First Surviving Corporation or the Surviving Company, upon written request, a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which the First Surviving Corporation or the Surviving Company has received demands for appraisal, and the aggregate number of holders of those Shares. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from the First Surviving Corporation or the Surviving Company the statement described in the previous sentence. The First Surviving Corporation or the Surviving Company must mail this statement to the stockholder within the later of 10 days of receipt of the request or 10 days after expiration of the period for delivery of demands for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the First Surviving Corporation or the Surviving Company, the First Surviving Corporation or the Surviving Company will then be obligated, within 20 days after receiving service of a copy of the petition, to file in the office of the Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached by the First Surviving Corporation or the Surviving Company. After notice to stockholders who demanded appraisal of their Shares as may be required by the Delaware Court of Chancery, the Delaware Court of Chancery will conduct a hearing upon the petition to determine those stockholders who have complied with DGCL Section 262 and who have become entitled to the appraisal rights provided thereby.

The Delaware Court of Chancery may require the stockholders demanding appraisal who hold certificated Shares to submit their stock certificates to the court for notation of the pendency of the appraisal proceedings. If any stockholder fails to comply with the court’s direction, the court may dismiss the proceeding as to the stockholder.

The Delaware Court of Chancery will thereafter determine the fair value of the Shares held by stockholders who have complied with DGCL Section 262, exclusive of any element of value arising from the accomplishment or expectation of the Mergers, but together with the interest if any, to be paid on the amount determined to be fair value. Such interest rate shall accrue from the Effective Date through the date of payment of the judgment, compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge), unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown.

In determining the fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. DGCL Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed DGCL Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” The Delaware Court of Chancery may determine the fair value of the Shares to be more than, less than or equal to the consideration that the stockholders would otherwise receive under the Transaction Agreement, which is the same as the Transaction Consideration. If no party files a petition for appraisal in a timely manner, then stockholders will lose the right to an appraisal, and will instead receive the Transaction Consideration described in the Transaction Agreement.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and those costs may be taxed upon the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal.

The fair value of the Shares as determined under DGCL Section 262 could be greater than, the same as, or less than the Transaction described in the Transaction Agreement. An opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under DGCL Section 262. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Transaction Consideration.

Any stockholder who has duly demanded an appraisal in compliance with DGCL Section 262 may not, after the Effective Time, vote the Shares subject to the demand for any purpose or receive any dividends or other distributions on those Shares, except dividends or other distributions payable to holders of record of Shares as of a record date prior to the Effective Time.

If no petition for appraisal is filed within 120 days after the Effective Time, or if a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party delivers a written withdrawal of the stockholder’s demand for appraisal and an acceptance of the terms offered in the First Merger within 60 days after the Effective Time, then the right of the stockholder to appraisal will cease. Any attempt to withdraw made more than 60 days after the Effective Time will require our written approval, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Transaction Consideration offered pursuant to the Transaction Agreement within 60 days after the Effective Time. If the stockholder fails to perfect, successfully withdraws or loses the appraisal right, the stockholder’s Shares will be converted into the right to receive the Transaction Consideration described in the Transaction Agreement.

FAILURE TO FOLLOW THE STEPS REQUIRED BY DGCL SECTION 262 FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE TRANSACTION CONSIDERATION DESCRIBED IN THE TRANSACTION AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE TRANSACTION AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF DGCL SECTION 262, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

(c) Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the interested stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, such interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding shares owned by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Transaction Agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Offer and the First Merger and the transactions contemplated under the Transaction Agreement.

(d) Regulatory Approvals.

Antitrust in the United States

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and related rules and regulations issued by the Federal Trade Commission (the “FTC”), applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated following the expiration of a 30-day waiting period following the filing by Alexion of its Premerger Notification and Report Form with respect to the Offer, unless (a) the parties receive a request for additional information or documentary material (a “Second Request”) from the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) or the FTC, or (b) early termination of the waiting period is granted. If, within the initial 30-day waiting period, either the Antitrust Division or the FTC issues a Second Request concerning the Offer, the waiting period will be extended for an additional 30-day period following the date of the parties’ substantial compliance with the Second Request. Complying with a Second Request may take a significant amount of time.

Alexion filed its Premerger Notification and Report Form with respect to the Offer with the Antitrust Division and with the FTC on May 15, 2015. Assuming the filing is accepted as complete, the initial 30-day waiting period will expire on June 15, 2015, unless otherwise early terminated or extended. The Company filed its Premerger Notification and Report Form with respect to the Offer with the Antitrust Division on May 15, 2015 and with the FTC on May 18, 2015.

At any time before or after Alexion’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer or seeking the divestiture of Shares acquired by Alexion or the divestiture of substantial assets of the Company or its subsidiaries or Alexion or its subsidiaries. State attorneys general may also bring legal action under state antitrust and consumer protection laws. Private parties may also bring legal action under federal and state antitrust and consumer protection laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Alexion and the Company conduct business in a number of foreign countries. In connection with the purchase of the Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein.

(e) Merger without a Vote.

If the Offer is consummated, the Company will not seek the approval of the Company’s remaining public stockholders before effecting the First Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of each class or series of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if Alexion consummates the Offer, Alexion and the Company are obligated pursuant to the Transaction Agreement to effect the First Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

(f) Certain Company Management Projections.

Other than full-year financial guidance provided to investors, which may cover such areas as projected operating expenses and projected net loss, among other items, and which it may update from time to time during the relevant year, the Company does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates.

In connection with its evaluation of Alexion’s acquisition proposal, the Company’s management prepared certain unaudited prospective financial information, based on the latest available long-range plans of the Company, that was presented to the Company Board in May 2015. These financial projections were adjusted for the probability of success of the Company’s portfolio.

The Company’s management provided the financial projections (i) to the Company Board in May 2015 for purposes of considering and evaluating Alexion’s acquisition proposal and (ii) to Goldman Sachs in connection with the rendering of Goldman Sachs’s fairness opinion to the Company Board and in performing its related financial analyses, as described above in “Opinions of the Financial Advisor to the Company Board—Opinion of Goldman Sachs”. For internal operating and planning purposes, the Company does not ordinarily forecast beyond 2025; however, for the purposes referred to in the preceding sentence, the Company elected to prepare financial projections covering periods beyond 2025. The Company Board directed Goldman Sachs to use the financial projections in performing its financial analyses in connection with the rendering of its fairness opinion.

To give our stockholders access to certain nonpublic information that was available to the Company Board at the time of the evaluation of the Offer, the Mergers and the other transactions contemplated by the Transaction Agreement, we have included the financial projections below.

The financial projections were not provided to Alexion until after the execution of the Transaction Agreement.

The financial projections were prepared by the Company’s management based on assumptions they believed to be potentially achievable. The financial projections reflected numerous assumptions about the Company’s potential products, including but not limited to probability-weighed projections adjusted to account for the potential of (i) the Company achieving approval of Kanuma™ in LAL Deficiency, Atherosclerosis and Nonalcoholic Steatohepatitis (or NASH), (ii) SBC-103 achieving approval as an IV-only administration for MPS IIIB and (iii) SBC-105 achieving approval in at least one indication. The probability-weighted projections also assumed that the Company would develop new products utilizing the Company’s manufacturing platform, including both novel rare disease therapeutics as well as bio-superior therapeutics for known rare diseases. The financial projections assume lower probability of success for approval of certain of the Company’s products in certain indications and for those that have a longer development pathway and timeline, which resulted in less favorable prospective financial returns for those indications and products. The financial projections include estimated revenue in 2023-2025 from currently unidentified products equal to $38 million in 2023, $95 million in 2024 and $173 million in 2025. The financial projections also assumed market exclusivity for Kanuma through 2031 and cost of good margins ranging from 10-13% for Kanuma, 15% for SBC-103 and the platform and 18% for SBC-105.

The financial projections are summarized below:

	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Total Sales	$11	$87	$302	$540	$754	$962	$1,212	$1,422	$1,873	$2,465	$3,075	$3,715	$4,390	$4,989	$5,573	$5,945

EBIT	$(288)	$(222)	$(58)	$133	$323	$387	$546	$675	$909	$1,136	$1,372	$1,615	$1,870	$2,101	$2,321	$2,480

Free Cash Flow	(299)	(289)	(142)	72	263	336	478	600	741	856	1,054	1,259	1,472	1,678	1,867	2,054

In connection with the financial projections, the Company’s management also prepared product-level probability adjusted forecasts of sales, a summary of which is set forth below.

	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030

Kanuma for LAL-Deficiency	$7	$84	$300	$539	$753	$947	$1,140	$1,274	$1,352	$1,417	$1,468	$1,511	$1,555	$1,601	$1,649	$1,697

Kanuma (for other indications)	0	0	0	0	0	0	0	0	44	93	155	225	308	328	333	337

SBC-103	0	0	0	0	0	16	72	148	213	273	332	392	448	490	510	518

SBC-105	0	0	0	0	0	0	0	0	226	587	949	1,310	1,671	2,033	2,394	2,530
Total Product Revenue	$7	$84	$300	$539	$753	$962	$1,212	$1,422	$1,835	$2,371	$2,902	$3,438	$3,982	$4,452	$4,886	$5,082
Platform Revenue	0	0	0	0	0	0	0	0	38	95	173	276	409	537	687	863

Other Revenue	4	3	2	1	1	0	0	0	0	0	0	0	0	0	0	0

Total Sales	$11	$87	$302	$540	$754	$962	$1,212	$1,422	$1,873	$2,465	$3,075	$3,715	$4,390	$4,989	$5,573	$5,945

The financial projections were developed from historical financial statements and a series of independent assumptions and estimates of Company management related to future trends and did not give effect to any significant changes or expenses as a result of the Offer, the Mergers or the other transactions contemplated by the Transaction Agreement or any other effects of the Offer, the Mergers and the other transactions contemplated by the Transaction Agreement. The financial projections have been prepared by Company management and are the responsibility of Company management. The financial projections were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or GAAP. PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the financial projections and does not express an opinion or any form of assurance related thereto.

The financial projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of Company management. Because the financial projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the financial projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The financial projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the financial projections not being achieved include, but are not limited to, success of preclinical and clinical testing, the impact of regulatory decisions by regulatory agencies, the timing of regulatory approvals and introduction of new products, market acceptance of new products, availability of third-party reimbursement, impact of competitive products and pricing, the effect of regulatory actions, the impact of legal proceedings, the effect of global economic conditions, the cost and effect of changes in tax and other legislation and other risk factors described in the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2015. In addition, the financial projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period.

In light of the foregoing factors and the uncertainties inherent in the financial projections, Company stockholders are cautioned not to place undue reliance on the financial projections and they should be evaluated in conjunction with the Company’s historical financial statements and other information regarding the Company and its public filings with the SEC. The financial projections speak only as of the date they were prepared and have not been updated except as described therein. As a result, they do not reflect subsequent events such as the announcement and pendency of the transaction with Alexion.

(g) Cautionary Note Regarding Forward-Looking Statements.

This Schedule 14D-9 contains forward-looking statements that are not historical facts. The Company has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “potential,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “approximate” or “continue,” or the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements may include, without limitation, statements regarding prospective performance and opportunities and the outlook of our business; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; the Forecasts, including revenue and cost projections and Synergies; statements of expectation or belief; and any statements regarding assumptions underlying any of the foregoing. Investors are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and Mergers; uncertainties as to how many Shares will be tendered in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation may be commenced in connection with the Offer and may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in the Company’s filings with the SEC, including the “Risk Factors” sections of the Company’s most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q. Copies of the Company’s filings with the SEC may be obtained at the “Investors & Media” section of the Company’s website at http://www.synageva.com. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by applicable law or the rules and regulations of the SEC. All forward-looking statements in this Schedule 14D-9 are qualified in their entirety by this cautionary statement. The Company acknowledges that forward-looking statements made in connection with the Offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended. The Company is not waiving any other defenses that may be available under applicable law.

Item 9. Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Prospectus/Offer to Exchange, dated May 22, 2015 (incorporated by reference to the Form S-4, filed by Alexion Pharmaceuticals, Inc. with the Securities and Exchange Commission on May 22, 2015).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to the Form S-4 filed by Alexion Pharmaceuticals, Inc. with the Securities and Exchange Commission on May 22, 2015).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Form S-4 filed by Alexion Pharmaceuticals, Inc. with the Securities and Exchange Commission on May 22, 2015).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Form S-4 filed by Alexion Pharmaceuticals, Inc. with the Securities and Exchange Commission on May 22, 2015).

(a)(1)(E)	Form of Summary Advertisement (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO of Pulsar Merger Sub Inc., filed by Alexion Pharmaceuticals, Inc. and Pulsar Merger Sub Inc. with the Securities and Exchange Commission on May 22, 2015).

(a)(5)(A)	Joint Press release issued by Alexion Pharmaceuticals, Inc. and Synageva Biopharma Corp. dated May 6, 2015 (incorporated herein by reference to the Exhibit 99.1 to Synageva BioPharma Corp.’s Current Report on Form 8-K filed by Synageva BioPharma Corp. on May 6, 2015).

(a)(5)(B)	Opinion, May 5, 2015, of Goldman, Sachs & Co. to the Board of Directors of Synageva BioPharma Corp. (incorporated by reference to Annex A attached to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Reorganization, dated May 5, 2015, among Alexion Pharmaceuticals, Inc., Pulsar Merger Sub Inc., Galaxy Merger Sub LLC and Synageva BioPharma Corp (incorporated by reference to Exhibit 2.1 to Synageva BioPharma Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2015).

Exhibit No.	Description

(e)(2)	Excerpts from Synageva BioPharma Corp.’s Definitive Proxy Statement on Schedule 14A related to the 2015 Annual Meeting of Stockholders as filed with the Securities and Exchange Commission on April 29, 2015. (Filed herewith)

(e)(3)	Synageva BioPharma Corp. 2005 Stock Plan, as amended (incorporated by reference to Synageva BioPharma Corp.’s Registration Statement on Form S-8 filed with the SEC on June 26, 2013).

(e)(4)	Synageva BioPharma Corp. 2005 Stock Plan-form of Option Agreement (incorporated by reference to Synageva BioPharma Corp.’s Annual Report on Form 10-K filed with the SEC on March 22, 2013).

(e)(5)	Trimeris, Inc. 2007 Stock Incentive Plan (incorporated by reference to Synageva BioPharma Corp.’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 16, 2010).

(e)(6)	Trimeris, Inc. 2007 Stock Incentive Plan—form of Option Agreement (incorporated by reference to Synageva BioPharma Corp.’s Annual Report on Form 10-K, filed with the SEC on March 17, 2008).

(e)(7)	Synageva BioPharma Corp. 2014 Equity Incentive Plan (incorporated by reference to Synageva BioPharma Corp.’s Current Report on Form 8-K filed with the SEC on June 9, 2014).

(e)(8)	Synageva BioPharma Corp. 2014 Equity Incentive Plan—form of Option Agreement, incorporated by reference to Synageva BioPharma Corp.’s Annual Report on Form 10-K (filed with the SEC on February 26, 2015).

(e)(9)	Synageva BioPharma Corp. Employee Stock Purchase Plan, as amended (incorporated by reference to Synageva BioPharma Corp.’s Registration Statement on Form S-8 filed with the SEC on December 7, 2012).

(e)(10)	Amendment No. 1 to the Synageva BioPharma Corp. Employee Stock Purchase Plan, as amended (filed herewith).

(e)(11)	Employment Agreement between Synageva BioPharma Corp. and Sanj K. Patel, effective as of November 2, 2011 (incorporated by reference to Synageva BioPharma Corp.’s Current Report on Form 8-K filed with the SEC on November 10, 2011).

(e)(12)	Employment Agreement between Synageva BioPharma Corp. and Carsten Boess, effective as of November 2, 2011 (incorporated by reference to Synageva BioPharma Corp.’s Current Report on Form 8-K filed with the SEC on November 10, 2011).

(e)(13)	Employment Agreement between Synageva BioPharma Corp. and Anthony Quinn, effective as of November 2, 2011 (incorporated by reference to Synageva BioPharma Corp.’s Current Report on Form 8-K filed with the SEC on November 10, 2011).

(e)(14)	Employment Agreement between Synageva BioPharma Corp. and Glen Williams, effective as of September 24, 2012 (incorporated by reference to Synageva BioPharma Corp.’s Annual Report on Form 10-K Filed with the SEC on March 14, 2013).

(e)(15)	Employment Agreement, effective as of September 22, 2014, between Synageva BioPharma Corp. and Robert Bazemore (incorporated by reference to Synageva BioPharma Corp.’s Current Report on Form 8-K filed with the SEC on September 22, 2014).

Annex A – Opinion, dated May 5, 2015, of Goldman, Sachs & Co. to the Company Board

Annex B – Section 262 of the Delaware General Corporation Law

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2015	SYNAGEVA BIOPHARMA CORP.

	By:	/s/ Sanj K. Patel
Sanj K. Patel, President and Chief Executive Officer

Annex A

200 West Street/New York, NY 10282-2198

Tel: 212-902-1000/Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

May 5, 2015

Board of Directors

Synageva BioPharma Corp.

33 Hayden Avenue

Lexington, MA 02421

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Synageva BioPharma Corp. (the “Company”) of the Consideration (as defined below) to be paid for each Share pursuant to the Agreement and Plan of Reorganization, dated as of May 5, 2015 (the “Agreement”), by and among Alexion Pharmaceuticals, Inc. (“Alexion”), Pulsar Merger Sub Inc. (“Purchaser”), Galaxy Merger Sub LLC and the Company. The Agreement provides for an exchange offer for all of the Shares (the “Exchange Offer”) pursuant to which Purchaser will exchange $115 in cash (the “Cash Consideration”), and 0.6581 shares of common stock, par value $0.0001 per share (“Alexion Common Stock”), of Alexion (the “Stock Consideration”; and together with the Cash Consideration, the “Consideration”) for each Share accepted. The Agreement further provides that, following completion of the Exchange Offer or if the Exchange Offer is terminated under certain circumstances specified in the Agreement, Purchaser will merge with and into the Company (the “Merger”) and each outstanding Share (other than the Shares owned by Alexion, any subsidiary of Alexion or the Company or any Dissenting Shares (as defined in the Agreement)) will be converted into the right to receive the Consideration.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Alexion, any of their respective affiliates and third parties, including Baker Bros. Advisors LP (“BB”), an affiliate of significant stockholders of the Company, and its affiliates and portfolio companies or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint lead bookrunning manager with respect to the public offering of 3,450,000 Shares in January 2015 and the public offering of 2,300,000 Shares in March 2014 and as lead bookrunning manager with respect to the public offering of 3,162,500 Shares in September 2013. We also have provided certain financial advisory and/or underwriting services from time to time to companies in which funds advised by BB hold or have held equity interests for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint lead bookrunning manager in connection with the public offering of 23,000,000 shares of common stock of Idera Pharmaceuticals, Inc. in February 2015, as financial advisor to InterMune Inc. in connection with its sale in September 2014, as financial advisor to ViroPharma Incorporated in connection with its sale in January 2014, and as joint bookrunning manager in connection with the private placement of 0.375% convertible senior notes due 2018 (aggregate principal amount $375,000,000) and 1.25% convertible senior notes due 2020 (aggregate principal amount $375,000,000) of Incyte Corporation in November 2013. We may also in the future provide financial advisory and/or underwriting services to the Company and Alexion and their respective affiliates and to BB and companies in which funds advised by BB hold equity interests for which our Investment Banking Division may receive compensation. Affiliates of Goldman, Sachs & Co. also may have co-invested with BB and funds advised by BB from time to time and may have invested in limited partnership units of funds advised by BB from time to time and may do so in the future. In addition, a director of The Goldman Sachs Group is a director of Alexion.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Alexion for the five fiscal years ended December 31, 2014; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Alexion; certain other communications from the Company and Alexion to their respective stockholders; certain publicly available research analyst reports for the Company and Alexion; and certain internal financial analyses and forecasts for the Company and certain financial analyses and forecasts for Alexion, in each case as prepared by management of the Company and approved for our use by the Company (the “Forecasts”), and certain operating synergies projected by management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and Alexion regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of Alexion and with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares and Alexion Common Stock; compared certain financial and stock market information for the Company and Alexion with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biopharmaceutical industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Alexion or any of their respective affiliates and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Alexion or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view to the holders of Shares, as of the date hereof, of the Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Consideration to be paid to the holders of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which Alexion Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or Alexion or the ability of the Company or Alexion to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Exchange Offer, how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

Annex B

§ 262 Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, §258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to §

251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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